Exhibit 99.21

MANAGEMENT INFORMATION CIRCULAR

NOTICE OF ANNUAL MEETING OF THE

HOLDERS OF COMMON SHARES OF

JUST ENERGY GROUP INC.

(formerly Just Energy Income Fund)

TO BE HELD ON WEDNESDAY JUNE 29, 2011

MAY 20, 2011

MAY 20, 2011

Ladies and Gentleman:

Please accept our personal invitation to join us at the tenth Annual Meeting (the “Meeting”) of Just Energy Group Inc., formerly Just Energy Income Fund (“Just Energy” or the “Corporation”), to take place at 3:00 p.m. (Toronto time) on Wednesday, June 29, 2011 at the Toronto Stock Exchange — Broadcast Centre located on the main floor of The Exchange Tower, 2 First Canadian Place, 130 King Street West, Toronto, Ontario.

Just Energy is situated in a high growth industry, the sale of deregulated natural gas and electricity to residential and commercial customers under short, medium and long-term contracts and is engaged in the sale, lease and/or distribution of other energy products. As utility deregulation becomes better understood and spreads to new jurisdictions, there are a growing number of new potential customers for Just Energy. The Company has recently expanded its commercial business offering resulting in further growth across the United States and Canada. Just Energy is also engaged in the sale and lease of energy efficient waterheaters, furnaces and air conditioners, the installation and lease or sale of solar panels, the production of ethanol and the sale of JustGreen and JustClean energy products which permit homeowners and commercial customers to contract for green electricity and/or reduce or eliminate the carbon foot print of their natural gas usage.

During the past year, the Corporation has witnessed significant growth both through the internal expansion of its suite of product offerings into new markets, the acquisition of the Hudson commercial business and the expansion of the Hudson commercial energy platform into other jurisdictions in which Just Energy operates. During the year Just Energy added 999,000 new customer equivalents through marketing, far above the record 505,000 added in the previous year. Net customer additions were a record 361,000. Both these numbers were before the inclusion of 660,000 customers added with the Hudson acquisition. In addition, Just Energy has significantly expanded its JustGreen and JustClean product offerings.

On January 1, 2011, the transition from an Income Trust to a publicly listed Corporation on the Toronto Stock Exchange was successfully completed. This is a very exciting time for Just Energy. Our staff is to be congratulated on their efforts.

As our Annual Report details, fiscal 2011 was a good year for Just Energy. Despite the residual effects of a record warm winter in 2009-10 and the decline in the U.S. dollar exchange rate, the growth in gross margin and distributable cash has enabled Just Energy to maintain its annual $1.24 dividend. The accompanying management information circular (the “Information Circular”) of Just Energy contains a detailed description of the matters to be voted upon including, for the first time a resolution, albeit in a non-binding capacity, requesting shareholder approval of the Corporation’s approach to executive compensation as described under the headings “Compensation Objectives and Components — General” and “Compensation Components —Specific Criteria” on pages 20 and 21 in the Information Circular and in a separate letter from the Chair of the Compensation Committee and the Vice Chair of the Board and Lead Director.

As described in the Information Circular, at the Meeting, Shareholders will also:

1.	receive and consider the audited consolidated financial statements of the Corporation for the year ended March 31, 2011 and the auditors’ report thereon;

2.	be asked to consider the nominees of the Corporation standing for election as directors on an individual and not on a slate basis; and

3.	be asked to appoint Ernst & Young LLP as auditors of the Corporation, with its remuneration to be fixed by the directors of the Corporation.

On behalf of the board of directors of the Corporation, we would like to express our gratitude for the support of the Corporation’s securityholders. We would also like to thank the Corporation’s employees for their hard work and their support. We look forward to seeing you at the Meeting.

Sincerely,

“REBECCA MACDONALD”	“KEN HARTWICK ”

Rebecca MacDonald	Ken Hartwick
Executive Chair	President and Chief Executive Officer
Just Energy Group Inc.	Just Energy Group Inc.

NOTICE OF ANNUAL MEETING

TO:	THE HOLDERS OF COMMON SHARES OF JUST ENERGY GROUP INC.
(formerly Just Energy Income Fund)

TAKE NOTICE that the Annual Meeting (the “Meeting”) of the holders of common shares (“Common Shares”) of Just Energy Group Inc. (“Just Energy” or the “Corporation”) will be held at the Toronto Stock Exchange — Broadcast Centre, The Exchange Tower, 2 First Canadian Place, 130 King Street West, Toronto, Ontario, Canada M5X 1J2 on Wednesday the 29th day of June, 2011 (the “Meeting Date”), at 3:00 p.m. (Toronto time) for the following purposes:

1.	to receive the audited consolidated financial statements of the Corporation for the year ended March 31, 2011 and the auditor’s report thereon;

2.	to elect the nominees of the Corporation standing for election as Directors on an individual basis;

3.	to consider, in an advisory, non-binding capacity, the Corporation’s approach to executive compensation;

4.	to appoint Ernst & Young LLP as auditors of the Corporation, with its remuneration to be fixed by the Directors of the Corporation; and

5.	to transact such other business as may properly be brought before the Meeting or any adjournment or postponement thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular accompanying and forming part of this Notice.

Holders of Common Shares of the Corporation who are unable to attend the Meeting in person are requested to date and sign the enclosed form of proxy and to mail it to or deposit it with the Corporation, c/o Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, or deposit it on the Meeting Date with the Chair of the Meeting prior to the commencement of the Meeting. In order to be valid and acted upon at the Meeting, forms of proxy must be returned to the aforesaid address not less than 48 hours before the time set for the holding of the Meeting or any adjournment or postponement thereof or be deposited with the Chair of the Meeting on the Meeting Date prior to the commencement of the Meeting.

The Corporation, has fixed the record date for the Meeting as the close of business on May 20, 2011 (the “Record Date”). Holders of Common Shares of record at the close of business on the Record Date will be entitled to vote at the Meeting. No person who became a Shareholder after the Record Date shall be entitled to vote at the Meeting.

Dated at Toronto, Ontario	JUST ENERGY GROUP INC.
this 20th day of May, 2011.

REBECCA MACDONALD
EXECUTIVE CHAIR
Just Energy Group Inc.

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GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Information Circular. Terms and abbreviations used on page 3 describing the conversion of the Fund to the Corporation and in the Schedules to this Information Circular are defined separately and the terms and abbreviations defined below are not used therein, except where otherwise indicated.

“affiliate” has the meaning ascribed thereto in MI 62-104;

“AIF” means the annual information form of the Corporation dated June 18, 2010;

“Board” or “Board of Directors” means the board of directors of the Corporation as it may be constituted from time to time;

“Business Day” means a day other than a Saturday, Sunday or a day when banks in the City of Toronto, Ontario are not generally open for business;

“Canadian GAAP” means GAAP in Canada;

“CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended, including the regulations promulgated thereunder;

“CCE” means a commercial customer equivalent, which is a unit of measurement equivalent to a customer using, as regards natural gas, 2,815 m3 (or 106 GJs or 1,000 therms) of natural gas on an annual basis and as regards electricity 10,000 kWh of electricity on an annual basis which represents the approximate amount of gas and electricity, respectively, used by a typical household in Ontario;

“Common Shares” means the common shares in the capital of Just Energy Group Inc.;

“Compensation Committee” means the Compensation, Human Resources, Environmental, Health and Safety Committee of the Board;

“DSGs” means director share grants (formerly DUGs — director unit grants), issued to Directors pursuant to the DSG Plan as a component of compensation paid to Directors in lieu of fees payable in cash and which are exchangeable subject to vesting and the other terms thereof into Common Shares on a 1:1 basis;

“DSG Plan” means the 2010 Directors’ Compensation Plan (formerly the DDUG Plan) of the Corporation as amended from time to time;

“EPS Plan” means the Employee Profit Sharing Plan of the Corporation as amended from time to time;

“Effective Date” means the date the arrangement was effective under the CBCA, on January 1, 2011;

“Fund” means, before its dissolution prior to the Effective Date, Just Energy Income Fund, a trust organized under the laws of the Province of Ontario;

“GAAP” means generally accepted accounting principles;

“Governance Committee” means the Corporate Governance and Nominating Committee of the Board;

“Hudson” means, collectively, Hudson Energy Corp. and Hudson Parent Holdings, LLC;

“Hudson Acquisition” means the indirect acquisition by the Corporation of Hudson;

“Incentive Plans” means, collectively, the DSG Plan, the Option Plan and the RSG Plan;

“Incentive Rights” means, collectively, the DSGs, the Options and the RSGs;

“Information Circular” means this Information Circular of the Corporation dated May 20, 2011;

“MD&A” means the management’s discussion and analysis of the financial condition and operations of the Corporation for the year ended March 31, 2011;

“NEOs” means the named executive officers of the Corporation including the Chief Executive Officer, the Chief Financial Officer and the three other highest paid executive officers of the Corporation;

“NHS” means National Energy Corporation, a corporation doing business as National Home Services and a subsidiary of the Corporation;

“Option Plan” means the 2010 Option Plan of the Corporation as amended from time to time pursuant to which Options are granted to acquire Common Shares;

“Options” means options to acquire Common Shares outstanding under the Option Plan;

“person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, governmental entity, syndicate or other entity, whether or not having legal status;

“RCE” means a residential customer equivalent which is a unit of measurement equivalent to a customer using, as regards natural gas, 2,815 m3 (or 106 GJ’s or 1,000 therms) of natural gas on an annual basis and, as regards electricity, 10,000 kWh of electricity on an annual basis, which represents respectively the approximate amount of natural gas and electricity used by a typical household;

“RSG Plan” means the 2010 Restricted Share Grant Plan of the Corporation (formerly the UAR Plan of the Fund), as amended from time to time;

“RSGs” means restricted share grants (formerly unit appreciation rights) issued under the RSG Plan and which are exchangeable, subject to vesting and other terms thereof, into Common Shares on a 1:1 basis;

“Share Plan” means the Employee Share Purchase Plan (for employees of U.S. subsidiaries) of the Corporation as amended from time to time;

“Shareholders” means the holders from time to time of Common Shares;

“subsidiary” has the meaning ascribed thereto in the Securities Act (Ontario) (and, for greater certainty, includes all partnerships (general or limited) and trusts directly or indirectly owned by the Corporation, as the case may be);

“Tax Act” means the Income Tax Act (Canada), R.S.C. 1985, c. 1 (5th Supp.), as amended, including the regulations promulgated thereunder, as amended from time to time;

“TGF” means Terra Grain Fuels Inc., a corporation amalgamated under the CBCA and a 100% owned subsidiary of the Corporation;

“TSX” means the Toronto Stock Exchange;

“Units” means the trust units of the Fund;

“United States” or “U.S.” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

“Universal” means Universal Energy Group Ltd.; and

“Universal Acquisition” means the indirect acquisition by the Fund of all of the outstanding common shares of Universal.

INFORMATION CIRCULAR

CONVERSION FROM AN INCOME TRUST TO THE CORPORATION

On June 29, 2010 the holders of: (a) Units; (b) Class A Preference Shares (the “Preference Shares”) of Just Energy Corp., and (c) exchangeable shares (the “Exchangeable Shares”) of Just Energy Exchange Corp. (“JEEC”), approved a plan of arrangement pursuant to section 192 of the CBCA the effect of which was, with the approval of the Alberta Court of Queens Bench, to authorize the conversion of the Fund to Just Energy Group Inc. (“Just Energy” or the “Corporation”), on January 1, 2011 (the “Conversion Date”) so that immediately prior to the Conversion Date the Fund was dissolved and effective the Conversion Date:

1.	A Certificate of Arrangement was issued under the CBCA amalgamating the predecessor of the Corporation (Just Energy Group Inc.), JEEC and certain other entities to create the Corporation;

2.	Each one Unit, each one Preference Share and each one Exchangeable Share became a Common Share of the Corporation;

3.	The Units were delisted from the TSX effective December 31, 2010 and the Common Shares were listed and commenced trading on the TSX on January 4, 2011, the first business day of 2011 with the trading symbol “JE”;

4.	The 6% $330 million principal amount of extendible subordinated convertible debentures of the Fund were delisted from the TSX effective December 31, 2010 and were listed and commenced trading on the TSX on January 4, 2011 as the convertible debentures of the Corporation with the trading symbol JE.DB;

5.	The 6% $90 million subordinated convertible debentures of JEEC were delisted from the TSX effective December 31, 2010 and were listed and commenced trading on the TSX on January 4, 2011 as the convertible debentures of the Corporation with the trading symbol JE.DBA;

6.	The UAR Plan of the Fund became the RSG Plan of the Corporation;

7.	The DUG Plan of the Fund became the DSG Plan of the Corporation;

8.	The Option Plan of the Fund became the Option Plan of the Corporation;

9.	The Distribution Reinvestment Plan of the Fund became the Dividend Reinvestment Plan of the Corporation;

10.	The Board of Directors of Just Energy Corp. (formerly the administrator of the Fund), became the Board of Directors of the Corporation; and

11.	The Corporation and its affiliates seamlessly commenced carrying on the business previously carried on by the Fund and its affiliates;

and accordingly for purposes of this Information Circular all references to Shares, the Corporation, Just Energy, RSGs, DSGs, Options, dividends etc., as appropriate and necessary, also reference the Units, the Fund, UARs, DUGs, Options, distributions etc., as these latter terms were used prior to the Conversion Date.

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies on behalf of management of Just Energy Group Inc. (the “Corporation” or “Just Energy”), for use at the Annual Meeting (the “Meeting”), of the holders (the “Holders”) of common shares (“Common Shares”) of the Corporation, to be held at the Toronto Stock Exchange — Broadcast Centre, the Exchange Tower, 2 First Canadian Place, 130 King Street West, Toronto, Ontario, Canada M5X 1J2 on Wednesday, the 29th day of June, 2011 (the “Meeting Date”), at 3:00 p.m. (Toronto time) for the purposes set forth herein and in the Notice of Meeting accompanying this Information Circular.

The costs incurred in the preparation and mailing of the proxy, notice of annual general meeting and this Information Circular will be borne by the Corporation. In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of the Corporation, who will not be specifically remunerated therefor.

APPOINTMENT OF PROXIES

Holders of Common Shares have received with this Information Circular a form of proxy for the Meeting. The persons named in such form of proxy are directors and officers of the Corporation. A Holder submitting a proxy has the right to appoint a person (who need not be a Shareholder) to attend and act on his or her behalf at the Meeting, other than the persons designated in the enclosed form of proxy. Such appointment may be exercised by striking out the names of the persons designated in the enclosed form of proxy and by inserting in the blank space provided for that purpose the name of the desired person or by completing another proper form of proxy. A form of proxy will not be valid unless it is completed and delivered to the Corporation, c/o Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, for receipt not less than 24 hours, excluding Saturdays, Sundays and holidays, preceding the Meeting Date or any adjournment or postponement thereof at which the proxy is to be used or be deposited with the Chair of the Meeting prior to the commencement of the Meeting. A proxy should be executed by the Shareholder or his attorney duly authorized in writing or, if the Shareholder is a corporation, by an officer thereof or an attorney thereof duly authorized.

The Corporation, has fixed the record date for the Meeting as the close of business on May 20, 2011 (the “Record Date”). Only Holders of record as at that date are entitled to receive notice of, and to vote at, the Meeting. No person who became a Holder after the Record Date shall be entitled to vote at the Meeting.

REVOCABILITY OF PROXIES

A Shareholder who has submitted a proxy may revoke it at any time insofar as it has not been exercised. A proxy may be revoked, as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy, by instrument in writing executed by the Shareholder or by his or her attorney duly authorized in writing or, if the Shareholder is a corporation, by an officer or attorney thereof duly authorized in writing and deposited either at the head office of the Corporation located at First Canadian Place, 100 King Street West, Suite 2630, P.O. Box 355, Toronto, Ontario, M5X 1E1, as the case may be, at any time up to and including the last business day preceding the Meeting Date or with the Chair of the Meeting on the Meeting Date and upon either of such deposits the proxy is revoked. A proxy may also be revoked if a Shareholder personally attends the Meeting and votes his or her Common Shares or in any other manner permitted by law.

EXERCISE OF DISCRETION BY PROXYHOLDERS

The persons designated as nominees in the enclosed form of proxy will, on a poll, vote or withhold from voting, or vote as instructed, the Common Shares in respect of which they are appointed in accordance with the instructions of the Shareholders appointing them. In the absence of such a voting instruction such securities will, on a poll or otherwise, be voted FOR APPROVAL or FOR those matters set out in the enclosed proxy and, at the discretion of the proxyholders, with respect to other matters that may properly come before the Meeting. THE ENCLOSED FORM OF PROXY CONFERS DISCRETIONARY AUTHORITY UPON THE PERSONS NAMED THEREIN WITH RESPECT TO AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE PROXY AND WITH RESPECT TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING. At the time of printing this Information Circular, management of the Corporation is not aware of any such amendments, variations or other matters. If any matters which are not now known to the Corporation should properly come before the Meeting, the persons named in the accompanying form of proxy will vote on such matters in accordance with their best judgment.

COMMON SHARES AND THE PRINCIPAL HOLDERS THEREOF

The Corporation is a public company, established by Articles of Arrangement and a Certificate of Arrangement issued under the CBCA each dated January 1, 2011 and holds directly or indirectly, securities of affiliated entities. The Holders of Common Shares of the Corporation on the Record Date are entitled to notice of and to attend the Meeting in person or by proxy, and to one vote per Common Share held on any ballot thereat.

As at May 20, 2011, the Record Date, the Corporation has 137,192,802 outstanding Common Shares so that 137,192,802 votes are entitled to be cast at the Meeting.

Principal Holders of Common Shares

Except as disclosed below, to the best of the knowledge of the directors and senior officers of the Corporation, there is no person or corporation which beneficially owns, directly or indirectly, or exercises control or direction over, Common Shares carrying more than 10% of the voting rights attached to all Common Shares of the Corporation, in the aggregate, entitled to vote at the Meeting.

As at May 20, 2011, the officers and directors of the Corporation held beneficially, directly or indirectly, in the aggregate, approximately 7,178,212 Common Shares, representing approximately 5.2% thereof.

Voting of Common Shares — Advice to Beneficial Holders of Common Shares

The information as set forth in this section is of significant importance to all Shareholders of the Corporation, as none of the Shareholders (“Beneficial Shareholders”) of the Corporation hold Common Shares in their own name. If you are a Beneficial Shareholder and wish to vote in person at the Meeting, please contact your broker or agent well in advance of the Meeting to determine how you can do so.

Beneficial Shareholders should note that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. All of the Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited (“CDS”)). CDS maintains books showing through which of its participants, such as investment dealers or brokers, the Common Shares are owned. Investment dealers and brokers maintain their own records showing the Beneficial Shareholders of such Common Shares by their clients. Shares held by CDS can be voted only upon the instructions of the Beneficial Shareholder. Without specific instructions, CDS and its participants are prohibited from voting Shares for their clients. The Corporation does not know for whose benefit the Common Shares registered in the names of CDS are held. Therefore, Beneficial Shareholders cannot be recognized at the Meeting for purposes of voting their Shares in person or by way of proxy unless they comply with the procedure designated below.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholder’s meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to that provided to CDS. However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communications Solutions, Canada (“Broadridge”). Broadridge typically prepares a voting instruction form (the “Voting Form”) which it mails to the Beneficial Shareholders and asks Beneficial Shareholders to return the Voting Form directly to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a Voting Form cannot use that Voting Form to vote Common Shares directly at the Meeting. The Voting Form must be returned to Broadridge well in advance of the Meeting in order to have the Common Shares voted.

IF YOU WISH TO VOTE IN PERSON AT THE MEETING, PLEASE CONTACT YOUR BROKER OR AGENT WELL IN ADVANCE OF THE MEETING TO DETERMINE HOW YOU CAN DO SO.

Quorum for Meeting

At the Meeting, a quorum shall consist of two or more persons either present in person or represented by proxy and representing in the aggregate not less than 25% of the outstanding Common Shares. If a quorum is not present at the Meeting within one half hour after the time fixed for the holding of the Meeting, it shall stand adjourned to such day being not less than 14 days later and to such place and time as may be determined by the Chair of the Meeting. At such Meeting, the Shareholders present either personally or by proxy shall form a quorum. In the event of a tie or deadlock vote at the Meeting, the Chair may not cast a deciding vote.

GENERAL BUSINESS TO BE ACTED UPON AT THE MEETING

Receipt of Consolidated Audited Financial Statements and Auditors’ Report

The consolidated audited financial statements of Just Energy for the financial year ended March 31, 2011 and accompanying auditors report will be presented at the Meeting. These documents are contained in the Corporation’s 2011 annual report and are available on Sedar at www.sedar.com. The annual report is being mailed to Shareholders with this Information Circular, if requested. Shareholders are not required to vote to approve the consolidated audited financial statements.

Election of Directors of Just Energy

Just Energy has a Board of Directors which presently consists of nine members, all of whom are standing for re-election as a Director of Just Energy and, if elected, will serve until the next annual meeting of the Corporation or until their successors are duly elected or appointed. The nominees proposed for election as Directors were recommended to the Board of Directors by the Governance Committee and are listed below. All of the nominees are currently Directors of the Corporation. All nominees have established their eligibility and willingness to serve as Directors. Unless otherwise instructed, the persons designated in the form of proxy intend to vote FOR each of the nominees listed in the form of Proxy accompanying this Information Circular and listed below. If, for any reason at the time of the meeting, any of the nominees are unable to serve, unless otherwise specified, the persons designated in the form of proxy may vote in their discretion for any substitute nominee or nominees. Except for Ken Hartwick and Rebecca MacDonald (both NEOs), and John Brussa and Gordon Giffin (both of whom are partners at law firms to whom the Corporation pays legal fees), all other directors are independent.

Directors to be Elected on an Individual Basis

As a corporate governance initiative, the nominee directors are being elected on an individual, as opposed to a slate, basis. The Board of Just Energy has adopted a policy which requires that any nominee for Director who receives a greater number of votes “withheld” than votes “for” his or her election as a Director shall submit his or her resignation to the Governance Committee for consideration promptly following the Meeting. The Governance Committee shall consider the resignation and shall recommend to the Board of Just Energy whether to accept it. The Board of Just Energy will consider the recommendation and determine whether to accept it within 90 days of the Meeting and a news release will be issued by the Corporation announcing the Board’s determination. A director who tenders his or her resignation will not participate in any meetings to consider whether the resignation shall be accepted.

Board Overloading

The Directors of Just Energy approved a Guideline on Board Overloading to be effective January 1, 2011. The Guideline provides that as a principle of good corporate governance, directors of Just Energy should not serve on the boards of more than six publicly listed companies. The Governance Committee, after consideration of all the circumstances, may determine annually, prior to the election of directors, to waive the Guideline for persons who in exceptional circumstances with unique experience and expertise, should not be constrained from serving on the Board. The Governance Committee has determined that the Guidelines should not apply to John Brussa. See Schedule B.

Biographical Summaries of Directors

Biographical summaries, skill sets and attendance records for each of the nine nominee directors are set forth below. There are no interlocking directorships:

John A. Brussa

Mr. Brussa has been a director of Just Energy since 2001 and currently serves on two board committees. He is a senior partner with the law firm Burnet, Duckworth & Palmer LLP where he specializes in taxation and energy law with a special expertise relating to businesses in the energy sector. Accordingly, his contribution to the proceedings of the board and its committees is invaluable. As indicated in Schedule B of this Information Circular, Mr. Brussa serves as a director on other public boards and committees particularly in the oil and natural gas sectors. He serves as a member of the Compensation Committee on other public company boards and accordingly brings considerable compensation experience as a member of the Corporation’s Compensation Committee. It is the view of other members of the Just Energy board that his experience and knowledge in these energy sectors and his regular participation at board and committee meetings adds significant value to the board of Just Energy. He has a 100% attendance record for Board and Committee meetings and serves on the Risk and Compensation Committees.

91.6% of the votes cast at the 2010 annual meeting were for the approval of Mr. Brussa as a Director of Just Energy.

B. Bruce Gibson

Bruce Gibson was appointed a director of Just Energy effective January 1, 2010. He has extensive private sector and public sector experience and currently serves as a Principal, Ryan Inc. (Austin office), responsible for providing transaction tax services and serves as a practice leader, Ryan Inc., Public Affairs, where he specializes in public affairs and providing legislative consulting services to clients in a variety of industries. Previously he served as Senior Vice President, Reliant Energy, national power company (1999-2003); Vice President, Houston Industries, a national power company (1994-1999) and, President and Chief Executive Officer, Texas Chamber of Commerce (1993-1994). In the public sector he served as Chief of Staff of the Texas Lieutenant Governor (1991-1993 and 2003-2007); as a member of the Texas House of Representatives, District 58 (1981-1991); and as Co-Chairman of the Texas’ House of Representatives Joint Committee on Deceptive Trade Practice Act (DTPA) Reform (1987) and Joint Committee on Judicial Reform (1989); and Vice Chairman of the Texas’ House of Representatives Business and Commerce Committee and Ways and Means Committee (1981-1986).

Mr. Gibson received the Honorary Order of the Coif at The University of Texas School of Law. He is a member of the Institute for Professionals in Taxation and received a Juris Doctor Degree from the University of Texas School of Law and a Bachelor of Arts Degree, History, from Texas Christian University (Graduating magna cum laude). Based on his public and private sector experience he is uniquely qualified to provide advice to the board and management of Just Energy as it develops and grows its business in the United States —especially in Texas. He serves as a member of the Audit Committee and the Governance and Nominating Committee and with Gordon Giffin (below) serves on the board of all of Just Energy’s U.S. operating subsidiaries. He has a 100% attendance record for Board and committee meetings since joining the Board.

99.7% of the votes cast at the 2010 annual meeting were for the approval of Mr. Gibson as a Director of Just Energy.

Ambassador Gordon D. Giffin

Mr. Giffin is a senior partner in the Washington, D.C. and Atlanta, Georgia based law firm, McKenna Long & Aldridge LLP. He has been a director of Just Energy since 2006 and currently serves on two board committees — the Risk Committee and the Compensation, Human Resources, Environmental, Health and Safety Committee. Mr. Giffin is a member of the Council of Foreign Relations, and is on the Board of Trustees for The Carter Center and on the Board of Counsellors of Kissinger-McLarty Associates. Mr. Giffin served as United States Ambassador to Canada from 1997 to 2001. As indicated in Schedule B of this Information Circular, Mr. Giffin serves on several boards of Canadian public companies and committees thereof in the financial, transportation and natural resource sectors and as such is in a unique position, based on his experience both as a director and lawyer, to contribute to a discussion of the issues required to be addressed by the board Just Energy. He regularly attends all board meetings and committee meetings on which he serves, including the board meetings of all of Just Energy’s U.S. operating subsidiaries where he also serves as a director. He has a 100% attendance record for Board and committee meetings for the year ending March 31, 2011.

91.9% of the votes cast at the 2010 annual meeting were for the approval of Mr. Giffin as a Director of Just Energy.

Senator Michael J.L. Kirby

Mr. Kirby is Chairman of The Mental Health Commission of Canada and a corporate director. Mr. Kirby was a Member of the Senate of Canada from 1984 until 2006. He holds a B.Sc. and M.A. in mathematics from Dalhousie University and a Ph.D. in Applied Mathematics from Northwestern University. He has an Honorary Doctor of Laws from Dalhousie University, Simon Fraser University, York University and Carleton University.

As indicated in Schedule B of this Information Circular, Mr. Kirby serves as a member of the board and committees of several public Canadian companies in several diverse business sectors which uniquely qualify him to serve as Chair of the Audit Committee and Chair of the Risk Committee of Just Energy. He is a dedicated and committed director reflected by a 100% attendance record at all Just Energy Board and committee meetings for the year ended March 31, 2011. Until 2005, Mr. Kirby was Vice-Chair of the Accounting Standards Oversight Council. Previously, Mr. Kirby was Chair of the Standing Senate Committee on Banking, Trade and Commerce, the Senate Committee which handles all business legislative and regulatory issues, and was Chair of the Standing Senate Committee on Social Affairs, Science and Technology.

99.7% of the votes cast at the 2010 annual meeting were for the approval of Mr. Kirby as a Director of Just Energy.

The Honourable R. Roy McMurtry

Mr. McMurtry has been a director of Just Energy since June, 2007. He currently serves as a member of the Compensation, Human Resources, Environmental, Health and Safety Committee and the Nominating and Corporate Governance Committee. Mr. McMurtry was Attorney General for the Province of Ontario from 1975 to 1985, the High Commissioner for Canada in Great Britain from 1985 to 1988 and was Chief Justice, Province of Ontario from February 1996 to May 31, 2007, and currently serves as Counsel, Gowling Lafleur Henderson L.L.P. Mr. McMurtry is also an Officer of the Order of Canada, a member of the Order of Ontario and has received a number of honorary degrees. He is also the Chancellor of York University. Mr. McMurtry’s experiences in public life and contribution to the judicial system in Canada uniquely qualifies Mr. McMurtry to contribute to the deliberations of a public company engaged in the marketing of energy contracts and related products to the public. He has a 100% attendance record for Board and committee meetings for the year ended March 31, 2011.

99.5% of the votes cast at the 2010 annual meeting were for the approval of Mr. McMurtry as a Director of Just Energy.

Senator Hugh D. Segal

Mr. Segal has been a director of Just Energy since 2001. Mr. Segal is a Canadian Senator. He is a director of several Canadian public companies as described in Schedule B of this Information Circular and is Senior Research Fellow at McMillan LLP, Director of the Canadian Defence and Foreign Affairs Institute in Calgary, a Member of the Atlantic Council and a former President of the Institute for Research on Public Policy. Mr. Segal was the recipient of the Order of Canada in 2003, Honorary Doctorate from the Royal Military College in 2004 and made an Honorary Captain of the Canadian Navy in 2005. Mr. Segal earned his Bachelor of Arts (history) degree in 1972 from the University of Ottawa and studied international trade economics at the graduate level at the Norman Patterson School of International Affairs at Carleton University. In 2003, after serving as Chief of Staff to the Prime Minister, he was named Senior Fellow at the School of Policy Studies, Queen’s University, and is also an Adjunct Professor of public policy at Queen’s School of Business. His experience on several public company boards and committees and his expertise in social, economic, foreign policy and public administration qualify him well to serve as Lead Director and Vice Chairman of Just Energy and a member of all four Just Energy board committees. He regularly attended all JEC board, committee and strategy meetings and has a 98% attendance record for the year ended March 31, 2011.

99.7% of the votes cast at the 2010 annual meeting were for the approval of Mr. Segal as a Director of Just Energy.

Brian R.D. Smith, Q.C.

Mr. Smith has been a director of Just Energy since 2001. He served as Minister of Education, Minister of Energy and the Attorney General in the government of British Columbia between 1979 and 1988 and was Chair of Canadian National Railways between 1989 and 1994. He was the Chair of British Columbia Hydro from 1996 to 2001 and presently serves as the Federal Chief Treaty Negotiator and is an Energy Consultant associated with the law firm of Gowling Lafleur Henderson L.L.P. He is a member of the board and committees of several Canadian public companies as indicated in Schedule B of this Information Circular and based upon his involvement on other public company boards and committees (including as a member of several audit and compensation committees), is qualified to serve as Chair of the Compensation, Human Resources, Environmental, Health and Safety Committee and as a member of the Audit Committee of the Board and has a 95% attendance record.

99.7% of the votes cast at the 2010 annual meeting were for the approval of Mr. Smith as a Director of Just Energy.

Rebecca MacDonald

Ms. MacDonald was the principal founder of Just Energy and has been a director since 2001. She has been engaged in the deregulation of natural gas for over 20 years. Before forming Just Energy in 1997 she was the President of EMI, another successful gas marketing company. She became an officer of the Just Energy in January 2000 and previously served as Chief Executive Officer. For the past four years she has been Just Energy’s Executive Chair. She is a past director of the Canadian Arthritic Foundation and is actively involved in a number of other charities. She founded the recently opened Rebecca MacDonald Centre for Arthritis Research at Toronto’s Mount Sinai Hospital. She was named Canada’s top woman CEO for 2003, 2004, 2005, 2006 and 2007 by Profit Magazine. She was also named Ontario Entrepreneur of the Year by Ernst and Young in 2003. On April 3, 2009 she received the International Horatio Alger Award — Canada. Ms. MacDonald has a 100% attendance record for Board meetings for the year ended March 31, 2011.

98.8% of the votes cast at the 2010 annual meeting were for the approval of Ms. MacDonald as a Director of Just Energy.

Kenneth Hartwick

Mr. Hartwick has been a director of Just Energy since 2008. Mr. Hartwick serves as President and Chief Executive Officer of Just Energy and its affiliated entities in Canada and the United States, and was previously Just Energy’s Chief Financial Officer. Before joining Just Energy he served as Chief Financial Officer of Hydro One from October 2001 to April 2004. Prior to joining Hydro One, Mr. Hartwick was Vice-President, Cap Gemini Ernst & Young (consulting business) (May to October 2000) and a partner of Ernst & Young LLP (auditors) from July 1994 to April 2000. Mr. Hartwick has a 100% attendance record for Board meetings for the year ended March 31, 2011. As indicated in Schedule B, he is also a director of another Canadian public company, where he serves as Chair of the Audit Committee and Chair of the Compensation Committee. He is also a member of the Ontario Energy Association.

98.9% of the votes cast at the 2010 annual meeting were for the approval of Mr. Hartwick as a Director of Just Energy.

Director Attendance Record

The Table below indicates the attendance record for all Board and committee meetings for each person who was a director of the Corporation during the year ended March 31, 2011.

Name of Director	Number of Board Meetings attended of which there were 8(1)(2)		Number of Audit Committee Meetings attended of which there were 8 (Kirby, Segal, Gibson and Smith)	Number of Compensation, Human Resources, Environmental Health and Safety Committee Meetings attended of which there were 4 (Giffin, Smith, McMurtry, Segal and Brussa)(4)	Number of Nominating and Corporate Governance Committee Meetings attended of which there were 3 (Segal, Gibson and McMurtry)	Number of Risk Committee Meetings attended of which there were 6 (Kirby, Giffin, Segal and Brussa)
John A. Brussa	8		—	4	—	6
B. Bruce Gibson	8		8	—	3	—
Gordon D. Giffin	8		—	4	—	6
Ken Hartwick	7	(3)	—	—	—	—
Michael J.L. Kirby	8		8	—	—	6
Rebecca MacDonald	7	(3)	—	—	—	—
Roy McMurtry	8		—	4	3	—
Hugh D. Segal	8		8	4	3	5
Brian R.D. Smith	7		8	4	—	—

Notes:

(1)	Includes meetings attended in person or by telephone conference call.

(2)	The above table excludes a two day strategy session attended by all directors but includes the Board meeting held at the conclusion thereof.

(3)	In camera meeting of the Board excluding management Directors.

(4)	Messrs. Giffin and Brussa serve as non-voting members.

The names, jurisdiction of residence, principal occupations, year in which each became a director of Just Energy and the number of Common Shares, DSGs, RSGs, convertible debentures and other securities of the Corporation beneficially owned or over which control or direction is exercised by the nominees for director, at March 31, 2011, are as follows:

Name, Jurisdiction of Residence and Year First Became a Director	Position with Just Energy	Principal Occupation	Common Shares Beneficially Owned or Over which Control or Direction is Exercised(6)(7)	RSGs/DSGs/ Options Beneficially Owned(6)(7)(8)
John A. Brussa(2)(4) Alberta, Canada 2001	Director	Partner, Burnet, Duckworth & Palmer LLP	77,000 Shares	9,048 DSGs

B. Bruce Gibson(1)(2) Texas, U.S.A 2010	Director (Independent)	Principal, Ryan Inc.	NIL	2,563 DSGs

The Hon. Gordon D. Giffin(2)(4) Georgia, U.S.A. 2006	Director	Senior Partner, McKenna, Long & Aldridge LLP	1,387 Shares	35,431 DSGs 50,000 Options

Ken Hartwick Ontario, Canada 2008	President, Chief Executive Officer and Director	President and Chief Executive Officer of Just Energy	25,353 Shares	952,490 RSGs

The Hon. Michael J.L. Kirby(1)(4) Ontario, Canada 2001	Director (Independent)	Corporate Director	25,776 Shares	9,148 DSGs

Rebecca MacDonald Ontario, Canada 2001	Executive Chair and Director	Executive Chair of Just Energy	5,846,120 Shares	501,767 RSGs

The Hon. R. Roy McMurtry(2)(3) Ontario, Canada 2007	Director (Independent)	Counsel, Gowling Lafleur Henderson LLP	6,535 Shares	5,186 DSGs 50,000 Options

The Hon. Hugh D. Segal(1)(2)(3)(4)(5) Ontario, Canada 2001	Lead Director and Vice Chair of the Board (Independent)	Member of the Senate of Canada and Senior Fellow, School of Policy Studies, Queens University	11,760 Shares	9,495 DSGs

Brian R.D. Smith, Q.C.(1)(2)(4) British Columbia, Canada 2001	Director (Independent)	Federal Chief Treaty Negotiator and Energy Consultant	8,096 Shares	37,397 DSGs

Notes:

(1)	Member of the Audit Committee. Mr. Kirby is the Chair.

(2)	Member of the Compensation Committee. Mr. Smith is the Chair.

(3)	Member of the Corporate Governance Committee. Mr. Segal is the Chair.

(4)	Member of the Risk Committee. Mr. Kirby is the Chair. Mr. Giffin is the Vice Chair.

(5)	Appointed lead director by the Board of Directors on January 17, 2005 and Vice Chair of the Board on May 20, 2010.

(6)	For the year ended March 31, 2011, the non-management Directors of Just Energy were required to receive $15,000 of their $50,000 annual base retainer in fully paid DSGs and/or Common Shares (with one-quarter thereof payable at the end of each quarter) and are entitled to elect to receive all or a portion of their remaining director’s fees in fully paid DSGs and/or Common Shares (with one-quarter thereof payable at the end of each quarter) of Just Energy, pursuant to the Just Energy DSG Plan. The purpose of the Just Energy DSG Plan is to provide effective incentives for the independent Directors to promote the business and success of Just Energy by encouraging the ownership of DSGs and/or Common Shares. The DSGs and/or Common Shares, which are credited to a Director’s DSG and/or Common Share account at the end of each quarter (the “Grant Date”) and are based upon the weighted average trading price of the Common Shares for the 10 trading days on the TSX preceding the end of each quarter. DSGs may not be exchanged for Common Shares and Common Shares may not be released to Directors until the earlier of: (i) three years from the Grant Date, (ii) the day such director ceases to be a Director of Just Energy and (iii) a change of control, providing that no Common Shares may be issued after the expiry of 10 years from the Grant Date. As indicated above, the directors are entitled to elect to receive Common Shares as well as or in combination with DSGs.

The price used to determine the number of DSGs and/or Common Shares granted to directors pursuant to the Just Energy DSG Plan was: $12.86, for the quarter ended June 30, 2010; $14.16, for the quarter ended September 30, 2010; $14.58, for the quarter ended December 31, 2010 and $15.22 for the quarter ended March 31, 2011 based on the weighted average trading price of Common Shares on the TSX for the 10 trading days preceding each quarter end of Just Energy.

The total number of DSGs and/or Common Shares issuable or issued pursuant to the Just Energy DSG Plan may not exceed 200,000. As at March 31, 2011, the non-management Directors owned a total of 108,268 DSGs and 1,387 Common Shares under the DSG Plan. The number of DSGs to which a Director is entitled to receive is increased pursuant to a formula in the Just Energy DSG Plan reflecting the amount of the dividends which a Director would have received if he held Common Shares in lieu of DSGs. All RSGs held by the management directors are governed by their respective employment agreements, individual RSG grant agreements and the Just Energy RSG Plan, are subject to vesting and continued employment on the applicable vesting dates, and are exchangeable into Common Shares on a one-for-one basis. Neither the DSGs nor the RSGs carry the right to vote.

The Just Energy DSG Plan may not be amended without Shareholder approval and the consent of the TSX. The maximum number of DSGs and/or Common Shares currently available for issue under the Just Energy DSG Plan is 84,118.

(7)	Each Director is required by March 31, 2011 to hold a minimum number of Common Shares (including RSGs and DSGs) equal to at least three times the Director’s base retainer of $50,000 (i.e., $150,000). Based on the TSX closing market price for Common Shares of $15.48 on March 31, 2011, all directors are compliant with the $150,000 threshold other than Bruce Gibson, who became a director on January 1, 2010 and has three years to comply with the policy. See “Ownership of Securities by Outside Directors”.

(8)	See “Compensation of the Directors and Officers of Just Energy — Share Option Plan” for a description of Just Energy Options.

The information as to the Common Shares, DSGs and/or RSGs beneficially owned or controlled or directed, directly or indirectly, not being within the knowledge of the Corporation, has been furnished by the respective nominees as of March 31, 2011.

Appointment of Auditors of Just Energy

Just Energy’s Audit Committee, in keeping with its adherence to good corporate governance practices and its continuing interest in cost improvement and service, and based on the recommendations of financial management, recommended to the Board of Directors that the Corporation entertain competitive proposals from alternate auditors for the year ended March 31, 2011. Following the receipt of proposals from several auditing firms, the Audit Committee unanimously recommended to the Board of Directors that Ernst & Young LLP (“E&Y”) be proposed as Just Energy’s auditors and they were appointed at the June 29, 2010 Annual and Special Meeting as Just Energy’s auditors. The recommendation reflected the Committee’s positive view of E&Y’s professional qualifications, auditing capabilities, tax expertise, commitment to service, industry knowledge and fee structure.

The Board of Directors therefore proposes that E&Y be re-appointed as auditors of the Corporation until the next annual meeting at such remuneration as may be approved by the Board of Directors. E&Y in Canada is a member firm of Ernst & Young Global, which employs 141,000 people in 140 countries. The Canadian firm employs approximately 4,000 people, including 341 partners. Headquartered in Canada in Toronto, Ontario, E&Y has offices in 15 locations across Canada. They provide a full range of assurance, tax, advisory and transaction services to clients across a range of industries, including many energy companies.

In order to be effective, the resolution re-appointing E&Y as auditors and authorizing the Directors to fix their remuneration as such, must receive the affirmative vote of a majority of the votes cast by Shareholders in person or by proxy.

The Board of Directors of Just Energy recommends a vote “FOR” the resolution approving the appointment of Ernst & Young LLP as independent auditors for the Corporation for the fiscal year ending March 31, 2012 and authorizing the Board of Directors of Just Energy to fix their remuneration as such.

For fiscal 2011, fees charged by Ernst & Young LLP for audit and related services to the Corporation and its subsidiaries were $827,000 (2010 — KPMG — $1,234,400). Additional fees for tax related services were $161,500 (2010 — KPMG — $140,095); and other fees were $103,331 (2010 — KPMG — $14,700). Total fees for fiscal 2011 were $1,091,831 (2010 — KPMG — $1,389,195). No other services were provided to the Corporation and its subsidiaries by Ernst & Young. KPMG LLP previously served as the Corporation’s auditors for the year ending March 31, 2010.

The Audit Committee has considered whether the magnitude and nature of these services is compatible with maintaining the independence of the external auditors and is satisfied that they are. All services provided by Ernst & Young LLP were approved by the Audit Committee.

Ordinary Resolution to approve the Corporation’s Approach to Executive Compensation.

General Background

In keeping with last year’s announcement by Just Energy, the Board of Directors has acted to provide Shareholders with an opportunity to cast in an advisory capacity, a non-binding vote on the Corporation’s approach to executive compensation as discussed and disclosed under the headings “Compensation Objectives and Components — General” and “Compensation Components — Specific Criteria” on pages 20 to 21 of this Information Circular. These sections of the Information Circular describe the role of the Compensation Committee and the Board of Directors in overseeing compensation at Just Energy, as well as key activities completed by the Compensation Committee over the past year including the implementation of formal processes for ensuring that risk is appropriately considered in Just Energy’s compensation plans. In addition, these sections describe Just Energy’s executive compensation principles, the key design features of compensation plans for the NEOs, and the alignment of Just Energy’s programs to principles for sound compensation practices published by the Canadian Coalition for Good Governance (“CCGG”), an institutional shareholder group that, with securities regulatory authorities, are playing a key role in compensation reform initiatives for public companies.

The Board of Directors and the Compensation Committee worked with materials provided by the CCGG on how best to institute the advisory vote and develop a Shareholders’ resolution. As the vote is advisory, the resolution is non-binding.

Just Energy’s Say on Pay Policy, included at Schedule D in this Information Circular provides that, if a majority or significant proportion of the Common Shares represented in person or by proxy at the Meeting are voted against the advisory resolution, the Lead Director and Vice Chairman of the Board will oversee a process to seek to better understand opposing Shareholders’ specific concerns. The Compensation Committee will consider the results of this process and, as it considers appropriate, will review the approach to executive compensation in the context of Shareholders’ specific concerns and may take recommendations to the Board of Directors for implementation by the Compensation Committee. Just Energy intends to disclose a summary of the process undertaken and an explanation of any changes to executive compensation within six months of the Shareholders’ Meeting and in any case, not later than in the next Information Circular.

COMPENSATION AND GOVERNANCE COMMITTEES — LETTER TO SHAREHOLDERS

Dear Shareholder,

Just Energy is committed to transparency in communicating with investors, customers, regulators and the public. This commitment extends to the decisions we make about compensation. Shareholders are entitled to a clear understanding of executive’s compensation and the considerations that drive our decision-making process each year.

In furtherance of the above principles and in keeping with a decision made last year, Just Energy’s Board of Directors is providing its Shareholders for the first time an opportunity to cast an advisory vote on Just Energy’s approach to executive compensation at its June 29, 2011 annual meeting. Details of Just Energy’s Policy on Engagement with Shareholders on Governance and its Say on Pay proposal are discussed in this Information Circular. Based on the results of the vote and discussions with Shareholders and institutional groups which represent them, we will continue to fine-tune our approach to make sure that we continue to motivate the right behaviours by aligning pay decisions with the creation of sustainable, long-term Shareholder value and our ability to sustain the current level of dividends.

The details of Just Energy’s approach to compensation, including the policies to ensure that risk is appropriately considered, are discussed in the Compensation Discussion and Analysis section of this information circular. As you consider your say-on-pay vote this year, we would like to draw your attention to the following highlights:

Performance and Compensation for the Year Ended March 31, 2011

When determining compensation, the Compensation Committee considers a number of financial and non-financial performance measures that were selected due to their alignment with Just Energy’s strategy of producing long-term, profitable growth by developing and growing a profitable business and delivering value to our customers, shareholders and other stakeholders.

Our Approach to Executive Compensation

Just Energy is focused on a pay-for-performance approach to compensation for all team members, including our executive team. This philosophy supports the execution of Just Energy’s growth strategy to diversify and expand its suite of energy products and services and our commitment to deliver ongoing and consistent returns to Shareholders. Our approach to compensation is set to achieve one ultimate goal: to create sustained value for you.

As a result, our executive compensation policies and programs are designed to attract and retain the highest calibre of individuals at a competitive cost to Just Energy, and to ensure that they are motivated to pursue our goal to create long term sustainable shareholder value in terms of growth in the value of our equity and sustainable dividends for our shareholders. We recognize that this must be done within an acceptable level of risk and we are responsible for ensuring our compensation policies and practices do not encourage undue risk-taking on the part of our executives. To this end, we believe we have practices in place, such as significant common share ownership requirements for both directors and executive officers, trading restrictions, requirements to receive a significant percentage of annual cash bonuses in securities which vest over three years subject to continuing employment on each applicable vesting date and long term hold requirements for NEO’s to whom long term retention restricted share grants were made available in May 2010 of which 70% must be held until April 2018, to mitigate the risks associated with our compensation policies and programs, all of which are discussed in greater detail under the Compensation Discussion and Analysis.

Our Compensation Decisions for the Year Ended March 31, 2011

We did not make any major policy changes to the design or performance target levels for salaries and variable compensation for the year commencing April 1, 2010:

•

As a policy, salaries are reviewed annually and there were small increases to the base salaries for the NEOs for the three year period ending March 31, 2011 — i.e. a total of approximately 11% over three years. The base salary for the CEO and President was increased by 14% to reflect his leadership and increasing responsibilities for the year commencing April 1, 2010.

•

Short-term discretionary performance bonus opportunities, 50% of which for four of the NEOs were paid in restricted share grants vesting over three years from their effective grant date, subject to continuing employment on each applicable vesting date, remained at their March 31, 2010 level of 100% of base salary for our five NEOs.

•

Long Term Incentive Payments, 100% of which are paid in restricted share grants (50% for one of the NEOs) vesting over three years from their effective grant date subject to continuing employment on each applicable vesting date, were granted at March 31, 2011 for the year then ended.

Short Term Discretionary Performance Awards

The short-term discretionary performance awards are based on several critical financial operating metrics, including the performance by each NEO of their individual duties and responsibilities under their employment agreements. The financial operating metrics include distributable cash after marketing expenses, customer growth, attrition, bad debts, EBITDA and other factors, all of which components ensure the ability of Just Energy to grow and at the same time sustain its dividend levels and enhanced ability to return value to shareholders. This combination of well-established financial measurements offered the executive team a clear, straightforward and motivating compensation structure. In making the short term discretionary performance bonus awards for the year ended March 31, 2011, the Committee also took into account the extra-ordinary effort of the NEOs associated with the integration of the Universal Acquisition, the Hudson Acquisition and the financing thereof, the expansion of the Hudson broker channel business to other sectors of Just Energy’s business, the conversion to a public corporation, significant amendments to the Corporation’s credit facility and inter- creditor agreement and the expansion of Just Energy’s suite of products including the lease of waterheaters and other HVAC products and the development of JustGreen and JustClean products.

Long Term Targeted, Non-Discretionary Incentive Payments

Long term targeted, non-discretionary incentive payments for four of the five NEOs were based on the ability of Just Energy to incrementally, year over year, outperform the budget approved by the Audit Committee and the Board — on an annual incremental basis relative to five growth criteria — which are the drivers for growth, shareholder value and sustainable dividends. The bonuses were paid entirely in restricted share grants vesting over three years subject to continuing employment on each applicable vesting date.

Long Term Retention Restricted Share Grants

With significant acquisitions in 2009 (Universal Energy) and 2010 (Hudson Energy) and the integration thereof and the expansion and development of Just Energy’s business and suite of products over the ensuing five years, the Compensation Committee wanted to ensure that three senior members of its executive team would be motivated to remain with, and grow the business up to March 2018, three years beyond the end of their current employment agreements which terminate in March 2015. The Committee believed that the granting of long term restricted share grants, vesting over a five year period and 70% of which could not be disposed of for eight years, would be a sound motivational and retention tool. Accordingly, in May 2010 (effective March 31, 2010), three executive officers received payments in the form of a grant of a total of 900,000 time-vesting fully paid restricted share grants, to encourage their continued employment through March, 2018. Designed to retain and motivate strong executive leaders in a competitive market for talent, with the value of the RSGs tied to the market value of Just Energy’s common shares, these restricted share grants ensured direct long term alignment between the interests of the executives and Shareholders. A key additional retention incentive was the fact that the grants would vest only on an deferred five year basis, 5% on each of March 31, 2011 and 2012, 10% on each of March 31, 2013 and 2014 so that 70% of the restricted share grants would not vest until March 31, 2015 subject to continued employment on each applicable vesting date. Accordingly, 70% must be held as common shares or restricted share grants and may not be disposed of until April, 2018.

The objective was to maximize organizational stability through 2018. We believe that this approach should, other than in circumstances beyond the control of Just Energy, achieve its motivational and retention objectives.

In 2011 we reviewed the compensation paid to executives to ensure its continued relevance to Just Energy’s objectives. Considering the Just Energy team’s strategic execution and market performance, we remained confident that the positioning of executive compensation to market was appropriate.

For the year ending March 31, 2011, 50% of short term discretionary performance bonuses and 100% of all long term targeted non — discretionary incentive payments for four of the five NEOs (approximately 57% of the total compensation paid to the NEO’s for the year ending March 31, 2011) was paid in restricted share grants vesting over three years from the grant date, subject to continued employment on each applicable vesting date as follows:

		Amount and % of
	Total	Total Compensation
	Compensation	paid in Non-Cash
	For Year Ended	Considerations i.e.,
Name of NEO	March 31, 2011(1)	Restricted Share Grants
Rebecca MacDonald	$2,800,000	$1,900,000	68%
Ken Hartwick	$3,000,000	$1,950,000	65%
Scott Gahn	$1,845,576	$1,148,976	62%
Beth Summers	$1,440,000	$830,000	58%
Darren Pritchett	$2,831,200	$1,065,600	38%

(1)	Includes base salary, short term discretionary performance bonus payments and long term targeted non discretionary bonus payments but excludes the grant on May 20, 2010 of 900,000 fully paid long term retention restricted share grants and all other compensation. See note (4) to the Summary Compensation Table —NEOs on page 36 of this Information Circular.

The above referenced compensation arrangements for the NEO’s are, with some minor modifications, continued for the year ending March 31, 2012.

Conclusion

The responsibility for executive compensation rests with the Board of Directors, and we confirm that we fully understand the long-term implications of the executive compensation decisions we make and the programs we approve.

Members of the Board will be present during the Annual Shareholder Meeting, to be held on June 29, 2011, to answer any questions you may have about executive compensation.

Our approach to executive compensation supports the execution of Just Energy’s strategy, and we remain committed to developing the compensation policies and programs that will continue to produce the results that deliver value to you, our shareholders.

Brian Smith	Hugh Segal
Chair of the Compensation Committee and a member of each of the Risk and Audit Committees	Lead Director, Vice Chair of the Board, Chair of the Governance Committee and a member of the Audit, Risk and Compensation Committees

May 19, 2011

Independent Advice

In March 2011, the Committee retained Hugessen Consulting Inc. to provide an independent review of: (i) the Corporation’s existing executive compensation plans, (ii) the Corporation’s related governance practices, and (iii) the Corporation’s recent financial performance, and thereafter to recommend changes as appropriate. Decisions made by the Committee and the Board may reflect factors and considerations other than the information provided or recommendations made by Hugessen.

Say on Pay Resolution

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, pass the Say on Pay resolution approving the Corporation’s approach to executive compensation in accordance with the Policy set forth in Schedule D attached to this Information Circular. In order to be approved, the resolution must receive the affirmative vote of a majority of the votes cast by Shareholders represented in person or by proxy at the Meeting.

Directors’ Recommendation

The Board of Directors recommends that Shareholders vote FOR the resolution and, unless otherwise instructed, the persons designated in the form of proxy intend to vote FOR the following resolution:

“RESOLVED” that, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, the Shareholders accept the approach to executive compensation disclosed under the heading “Compensation Discussion and Analysis” on pages 20 to 31 of this Information Circular.

COMPENSATION OF THE DIRECTORS AND OFFICERS OF JUST ENERGY

Compensation of Outside Directors

Director Compensation Table

The following table indicates the compensation paid by Just Energy to its outside directors for the years ended March 31, 2009, 2010 and 2011. The two management directors, Rebecca MacDonald and Ken Hartwick, do not receive any fees or benefits for serving as a director.

Name of Director	Year Ended March 31	Fees Earned(1)			Share Based Awards(2)	Option Based Awards(3)	All Other Compensation(4)		Total(6)
John A. Brussa	2011		$69,250		$18,750	NIL	NIL		$88,000
	2010		$69,000		$15,000	NIL	NIL		$84,000
	2009		$70,000		$15,000	NIL	NIL		$85,000
B. Bruce Gibson(7)	2011		$62,000		$33,000	NIL	$20,328	(5)	$115,328
	2010		$18,000		$3,750	NIL	NIL	(5)	$26,350
Gordon D. Giffin	2011	$	NIL	(2)	$88,500	NIL	$20,328	(5)	$108,828
	2010		NIL	(2)	$84,500	NIL	21,808	(5)	$106,308
	2009		NIL	(2)	$81,500	NIL	22,870	(5)	$104,370
Michael J.L. Kirby	2011		$104,000		$15,000	NIL	NIL		$119,000
	2010		$92,000		$15,000	NIL	NIL		$107,000
	2009		$86,500		$15,000	NIL	NIL		$101,500
R. Roy McMurtry	2011		$69,000		$15,000	NIL	NIL		$84,000
	2010		$63,000		$15,000	NIL	NIL		$78,000
	2009		$62,500		$15,000	NIL	NIL		$77,500
Hugh D. Segal	2011		$151,000		$15,000	NIL	NIL		$166,000
	2010		$139,000		$15,000	NIL	NIL		$154,000
	2009		$130,000		$15,000	NIL	NIL		$145,000
Brian R.D. Smith	2011		$50,000		$60,000	NIL	NIL		$110,000
	2010		$38,000		$60,000	NIL	NIL		$98,000
	2009		$39,000		$60,000	NIL	NIL		$99,000

Notes:

(1)

Amount reflects the cash portion of the fees earned by the Director. The annual base retainer for each outside Director is $50,000. In addition, each Director who is not a member of management receives a $2,000 attendance fee for each board and committee meeting attended, $3,000 for each board strategy session attended and is reimbursed for out-of-pocket expenses for attending Directors’ board, committee and strategy session meetings. The Chair of the Audit Committee receives an additional annual fee of $15,000 for serving as Chair and the other members of the Audit Committee receive an annual retainer of $5,000 each. The Chair of each of the Compensation Committee and the Governance Committee receives an additional annual fee of $5,000. The Chair of the Risk Committee receives an additional $10,000 annual fee. The Vice Chair of the Risk Committee receives an additional annual fee of $2,500. The Lead Director receives an additional annual fee of $50,000 to reflect also his role as Lead Director and Vice Chair of the Board. All fees are payable quarterly in arrears.

(2)	Directors are required to receive a minimum of $15,000 of their annual base retainer in DSGs and/or Common Shares and may elect to take all or a portion of the balance of their base retainer, attendance, Chair (including Lead Director), and Vice Chair fees in DSGs and/or Common Shares, in each case, pursuant to the Just Energy DSG Plan. At March 31, 2011, the non-management directors owned a total of 108,268 DSGs and 1,387 Common Shares. The DSGs are credited to a director’s DSG and/or Common Shares account at the end of each quarter. The price used to determine the number of DSGs and Common Shares granted to directors pursuant to the DSG Plan during the year ended March 31, 2011 was: $12.86 for the quarter ended June 30, 2010; $14.16 for the quarter ended September 30, 2010; $14.58 for the quarter ended December 31, 2010 and $15.22 for the quarter ended March 31, 2011, being the weighted average trading price of Common Shares on the TSX for the 10 trading days preceding each quarter end of Just Energy.

(3)	All Options granted to the outside directors are exercisable for an equivalent number of Common Shares for a period of five years from the grant date and vest as to one fifth thereof on the first, second, third, fourth and fifth anniversary of the grant date. See “Share Option Plan”. On February 6, 2009, the Board of Directors adopted as a policy of the Corporation that no further Options be granted to Directors.

(4)	There are no non-equity incentive plan, pension plan or other similar arrangements for non-management Directors.

(5)	Each of Messrs. Giffin and Gibson receive an additional US $20,000 annual retainer for serving as directors of all of Just Energy’s U.S. operating subsidiaries.

(6)	Just Energy has issued indemnities to each of its directors and officers as permitted under applicable legislation and has purchased a directors’ and officers’ liability insurance policy for the directors and officers of all direct and indirect subsidiaries. The annual aggregate premium for such insurance was $119,880 including tax (for the policy period to May 21, 2011) and is paid in its entirety by Just Energy. The annual insurance coverage under the policy is limited to $25 million (per claim and in the aggregate each policy year) and is subject to a $100,000 self-insured retention for the corporate reimbursement section only. For the policy year commencing May 21, 2011, the policy limit has been increased to $35 million at annual premium of $147,502 including tax. Just Energy does not maintain any programs pursuant to which it makes donations to charitable institutions in a Director’s name.

(7)	Bruce Gibson joined the Board on January 1, 2010.

The fees paid to Directors and all other arrangements including indemnities, directors and officers insurance and DSGs are approved by the Board of Just Energy based on the recommendations of the Governance Committee and are as described in the above table and the notes thereto. In addition to the compensation paid to Directors, the Board has adopted a policy regarding ownership requirements for outside Directors which is described below.

Ownership of Securities by Outside Directors

Each outside Director is required, as a policy of Just Energy, to own at each quarter end a number of Common Shares and/or DSGs having a value based on the trading price of the Common Shares on the TSX at such time equal to $150,000 (or three times the director’s annual base retainer). Except for Bruce Gibson, who was appointed a Director on January 1, 2010 and therefore has two or more years to meet the minimum holding requirement, each Director is compliant with the current minimum holding requirement.

The following Table indicates the total value of Common Shares and DSGs beneficially owned, directly or indirectly, by all non-management Directors of Just Energy at March 31, 2011, based on the closing price of Common Shares on the TSX on March 31, 2011 of $15.48.

Name of Director	Shares #	Total Market Value of Common Shares(1) ($)	DSGs #	Total Market Value of DSGs (1) ($)	Total Market Value of Common Shares and DSGs(1) ($)
John A. Brussa	77,000	1,191,960	9,048	140,063	1,332,023
Gordon D. Giffin	1,387	21,471	35,431	548,472	569,943
B. Bruce Gibson	NIL	NIL	2,563	39,675	39,675
Michael J.L. Kirby	25,776	399,012	9,148	141,611	540,623
R. Roy McMurtry	6,535	101,162	5,186	80,279	181,441
Hugh D. Segal	11,760	182,045	9,495	146,983	329,028
Brian R.D. Smith	8,096	125,326	37,397	578,906	704,232

Notes:

(1)	The closing price of the Common Shares on the TSX on March 31, 2011 was $15.48, which closing price is also ascribed to the value of the DSGs as they are exchangeable for Common Shares on a 1:1 basis.

(2)	Ownership requirements for the Directors who are also NEO’s are described in note (c) to the Common Share Ownership Table on page 25 of this Information Circular.

Options and Common Share Based Awards — Outside Directors

The following table indicates information with respect to all Options and Common Share based awards of Just Energy held by the outside Directors of Just Energy at March 31, 2011:

	Number of Common Shares underlying unexercised options	Option exercise price per Share $	Option expiration date	Value of unexercised in the money options $	Share-based Awards —
Name of Director					Number of DSGs that have not vested(1) #	Market or pay out value of DSGs that have not vested(2) $
John A. Brussa	NIL	N/A	N/A	N/A	5,567	86,177
Gordon D. Giffin	50,000	17.47	June 29, 2011	NIL	25,433	393,703
Bruce Gibson	NIL	N/A	N/A	N/A	2,563	39,675
Michael J.L. Kirby	NIL	N/A	N/A	N/A	5,408	83,716
R. Roy McMurtry	50,000	15.09	June 28, 2012	19,500	4,391	67,973
Hugh D. Segal	NIL	N/A	N/A	N/A	5,496	85,078
Brian Smith	NIL	N/A	N/A	N/A	21,849	338,222

Notes:

(1)	Reflects DSGs and/or Common Shares or a DRS Advice credited to the account of each Director in lieu of cash retainer which have not vested. See note (2) on page 18 of this Information Circular.

(2)	Market value was determined based upon the closing price of the Common Shares on the TSX on March 31, 2011 of $15.48.

(3)	Information respecting Directors who are also NEOs is included under “Compensation of the Directors and Officers of Just Energy —Incentive Plan Awards — NEOs”.

Common Share Based Awards, DSG-Based Awards and Non — Equity Incentive Plan Compensation —Outside Directors

The following table indicates information with respect to all incentive plan awards for the outside Directors for the year ended March 31, 2011.

Name of Director	Common Share based awards — value vested during the year $	DSG and Common Share based awards — value vested during the year(1) $	Non-equity incentive plan compensation — value earned during the year $
John A. Brussa	NIL	15,449	NIL
Gordon D. Giffin	NIL	91,409	NIL
B. Bruce Gibson	NIL	NIL	NIL
Michael J.L. Kirby	NIL	15,743	NIL
R. Roy McMurtry	NIL	12,307	NIL
Hugh D. Segal	NIL	16,068	NIL
Brian Smith	NIL	75,124	NIL

Notes:

(1)	Based upon the closing price of Common Shares on the TSX on March 31, 2011 of $15.48.

(2)	Information respecting Directors who are also NEOs is included under “Compensation of the Directors and Officers of Just Energy —Incentive Plan Awards — NEOs”.

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Objectives and Components — General

Compensation for the Chief Executive Office and the Chief Financial Officer of Just Energy, and each of the three most highly compensated executive officers of Just Energy other than the Chief Executive Officer and the Chief Financial Officer (collectively, the “Named Executive Officers” or “NEOs”) (set forth for the most recently completed financial year in the Summary Compensation Table — NEOs on page 35 of this Information Circular), is established by the Compensation Committee and is principally reflected in each of their respective employment agreements, all of which have been approved by the Compensation Committee and the Board. The Compensation Committee’s compensation philosophy is guided by its objectives to obtain and retain qualified and experienced executives motivated to achieve the Corporation’s business plans to produce long-term, profitable growth by developing and growing a profitable business and delivering value to customers, shareholders and other stakeholders.

NEO compensation includes one or more of the following components: (i) a base salary; (ii) an annual discretionary performance bonus based on achieving operating performance targets or objectives, targeted growth levels, distributable cash, dividend levels, margins, renewals, attrition and other performance factors including the performance of their respective duties and responsibilities as set forth in their respective employment agreements; (iii) long term non-discretionary targeted incentive bonus based upon the achievement by the Corporation of targeted levels of annual incremental growth over budget related to specific growth criteria (as defined below); (iv) the use of fully paid RSGs in lieu of cash bonus entitlements to further align the goals and interests of all NEOs with Shareholders and which conserve cash and serve as a useful retention tool; (v) for three of the five NEOs, the grant of fully paid long term retention RSGs vesting on an accelerated basis over a period of five years with a requirement to hold 70% thereof until 2018 as described below under the heading “Long Term Retention RSGs”; (vi) employee benefit plans; (vii) Common Share ownership requirements; and (viii) Residuals (defined below).

While Options are available to the Committee to provide a longer-term incentive for executives to enhance Shareholder value, they have not been used as a component of NEO compensation in the past three years and, in the view of the Compensation Committee, Options are not likely to be used for the foreseeable future as a component of NEO compensation. Each NEO’s performance and related salary level, annual discretionary performance bonuses, long term non-discretionary targeted incentive bonuses and the use of RSGs and minimum Common Share ownership requirements, are reviewed annually by the Compensation Committee in conjunction with the Executive Chair and the President and Chief Executive Officer of the Corporation. All NEO compensation packages are subject to the approval of the Compensation Committee and the full Board.

All of the above compensation components and the decisions of the Compensation Committee about each component have an affect on the Compensation Committee’s decisions regarding the other components. For example, for the year ended March 31, 2011, the long term targeted performance payment for Pritchett as EVP Consumers Sales, unlike the other four NEOs was based on the achievement by the Corporation of targeted levels of annual RCE growth for which Pritchett has primary responsibility.

All of the compensation components together are intended to meet the Compensation Committee’s compensation objectives to attract and retain qualified and experienced NEOs who are motivated to achieve the Corporation’s business plans, strategies, goals and growth targets. The above compensation objectives and components are applied to all employees at the Vice President level and above — approximately 25 employees other than the NEOs.

The Corporation’s approach to executive compensation and its compensation policies are also designed so as not to create risks that are reasonably likely to have a material adverse effect on the business of the Corporation.

A more detailed description of the compensation components for the Corporation’s NEO’s is as follows:

Compensation Components — Specific Criteria

Base Salary:

The base salary of each executive is intended to remunerate each NEO for discharging job responsibilities as set forth in their respective employment contracts and reflects, in the case of the Executive Chair and the President and Chief Executive Officer, their performance over time. Each of the NEOs has a detailed job description setting out the individual’s duties and responsibilities. Salary levels and adjustments take into account performance contributions in connection with their specific duties and responsibilities as outlined in their respective employment contracts and position descriptions and the general performance of the business.

The base salary levels are set out in each NEO’s employment contract, the terms of which are described below under the heading “NEO Employment Agreements” and all of which are approved by the Committee and the Board. While the President and Chief Executive Officer is requested to provide to the Compensation Committee his recommendations on salary increases for the other NEOs, the Compensation Committee and the Board make the final determination on the annual base salary increases for all NEOs. Base salaries for all NEOs are reviewable annually and recognize the NEO’s experience, responsibility, contribution and performance goals and are based on the Compensation Committee’s subjective assessment of market value. Base salaries also take into account the other components of an NEO’s total compensation package. Except for the President and CEO whose leadership in 2010/2011 merited special recognition, the Compensation Committee determined that in the current economic environment it was prudent that base salaries for all NEOs be maintained on average not in excess of 10% of the March 31, 2011 levels for the fiscal year of the Corporation commencing April 1, 2011. For the same reasons, base salaries for virtually all other management employees were also kept within a range marginally above the March 31, 2011 year end levels. Some salary levels have been significantly increased for the year commencing April 1, 2011 for employees who made significant contributions during fiscal 2011. See “Amendments to Employment Agreements”.

Short Term Annual Discretionary Performance Bonus:

An annual discretionary performance bonus may be granted by the Compensation Committee to each NEO based on the general performance factors as described above. Except for the EVP Consumer Sales, 50% of all discretionary bonuses were paid in fully paid RSGs having a 10 year term, vesting over three years from the grant date, subject to continuing employment on each applicable vesting date. In making the short term annual discretionary performance bonus awards for the year ended March 31, 2011, the Committee also took into account the extra ordinary effort of the NEOs associated with the integration of the Universal Acquisition, the Hudson Acquisition, the financing thereof, the expansion of the Hudson broker channel into other segments of the business, the conversion to a public corporation, significant amendments to the Corporations inter-creditor and credit facility agreements and the expansion of Just Energy’s suite of products including the lease of waterheaters, other HVAC products and the development of JustGreen and JustClean products.

Long Term Incentive Bonus Component:

(a)	Incremental Adjusted Distributable Cash Flow:

To align the interests of the NEOs with those of Shareholders, who have an interest in the maintenance of the amount of cash dividends on Common Shares, the Compensation Committee introduced for the year ending March 31, 2009 a long term incentive bonus which was based on the achievement of targeted levels of incremental adjusted distributable cash flow of Just Energy, which is one of the principal drivers in determining the level of dividends payable by Just Energy on its Common Shares. “Incremental adjusted distributable cash flow” means the year over year percentage increase in adjusted distributable cash flow which is defined, with respect to a financial year of Just Energy as an amount equal to the distributable cash for such financial year (i.e. seasonally adjusted gross margin, adjusted for cash items including general and administrative expenses, marketing expenses, capital tax, bad debts, other income/expenses and corporate taxes), plus all direct commissions paid to Just Energy’s selling agents for such financial year less all distributable cash relating to any acquisition made, directly or indirectly, by Just Energy of energy contracts or other assets but including all distributable cash relating to the renewal by Just Energy of energy contracts purchased pursuant to any such acquisition, all as derived or determined from the year end audited consolidated financial statements of Just Energy as approved by the Board of Directors. The Compensation Committee determined in March 2010, for the financial year of Just Energy ending March 31, 2011, that with: (a) the continued expansion of the business into the United States; (b) the introduction of new products such as the sale and lease of tankless and high efficiency waterheaters and HVAC products and the sale of JustGreen products; (c) the acquisition of Hudson Energy effective May 1, 2010, (d) Just Energy’s focus on increasing commercial sales and (e) the introduction and sale of energy contracts based on other sales channels such as multi-level marketing, it was both appropriate and timely to adjust the basis for calculating the long term non-discretionary targeted incentive bonus criteria for four of the five NEO’s.

(b)	Year over Year Growth over Business Plan related to Specific Growth Criteria

The principal change to the compensation arrangements for the NEO’s (other than Darren Pritchett whose targeted non discretionary bonus was tied to RCE growth) for the year ending March 31, 2011 related to the replacement of incremental adjusted distributable cash flow as the determinant of their long term non-discretionary targeted incentive bonus payments — to year over year incremental growth over business plan (as approved by the Audit Committee) related to five specific growth criteria, all of which individually and in the aggregate relate to distributable cash i.e., the ability of Just Energy to maintain its level of dividends @ $1.24 per Common Share annually. The five criteria relate to incremental growth over business plan for: (i) net RCE adds; (ii) growth in commercial volumes; (iii) growth in JustGreen product gross margins; (iv) multi-level marketing EBITDA growth; and (v) EBITDA growth in the waterheater business.

Each of the above five factors described in the Table below has a 20% weight and the amount of the targeted non-discretionary incentive bonus payments escalate with incremental year over year growth at 5%, 10% and 15% growth percentage levels over business plan as approved the by the Audit Committee. The maximum payments at 5%, 10% and 15% growth over business plan are capped: (a) for each of Ken Hartwick and Rebecca MacDonald at $1 million, $2.5 million and $4 million, (b) for Scott Gahn at $0.6 million, $1.5 million and $2.4 million and (c) for Beth Summers at $0.4 million, $1 million and $1.6 million, respectively. The amount of the targeted bonuses paid to each of the above NEOs is described below under the heading NEO Employment Agreements” commencing on page 26 of the Circular and for the year ended March 31, 2011 were in the amounts as described below.

Growth Criteria		YE March 31, 2011			Non Discretionary Targeted Incentive Payment(3) $
		Performance Targets(1)		Actual Increase (Decrease)(2)
					Rebecca MacDonald	Ken Hartwick	Scott Gahn	Beth Summers
1	Net Residential Customer Equivalents (RCEs)	257,000	(a)	369,000 >15%	$800,000	$800,000	$480,000	$320,000
2	Green Product Gross Margins $(000s)	32,000	(b)	$25,744 (below performance target)	NIL	NIL	NIL	NIL
3	Momentis multi level marketing — EBITDA $(000s)	27,544	(c)	$3,265 (below performance target)	NIL	NIL	NIL	NIL
4	Growth in Commercial CCE Volumes (RCEs)	170,000	(d)	571,000 >15%	$800,000	$800,000	$480,000	$320,000
5	NHS — Waterheaters EBITDA $(000s)	12,592	(e)	$312 (below performance target)	NIL	NIL	NIL	NIL
Non Discretionary Targeted Incentive Payment(4)					$1,600,000	$1,600,000	$960,000	$640,000

(1)	Each of the performance targets for the above five growth criteria were derived from the budget approved by the Audit Committee for the YE March 31, 2011. Each criteria is allocated equal weight in determining the LTIP — i.e., 20% each.

(a)	Reflects significant customer additions resulting from the growth of new customer sales channels, the expansion into new markets and the Hudson commercial business, excluding the Hudson acquired RCEs.

(b)	Below performance target as a result of executive management’s decision to reduce customer margin expectations to benefit the long term growth and profitability of the green product segment of the business.

(c)	Below performance target as a result of the delayed commencement of the Momentis business and the slower than contemplated targeted growth in the number of independent representatives in initial markets.

(d)	Reflects accelerated sales growth after the close of the Hudson Acquisition including the expansion of the Hudson broker network into other segments of Just Energy’s business.

(e)	Below performance target as a result of a decision by executive management to invest in the expansion of the geographic service territory and in additional HVAC products which are expected to enhance the long term growth of the NHS business.

(2)	Actual increase (decrease) as derived from the year ended March 31, 2011 audited financial statements and the 2011 Managements’ Discussion and Analysis.

(3)	The maximum potential total non discretionary targeted incentive payment entitlement escalates as actual results exceed business plan by 5%, 10% and 15% (and above) capped for any one year for:

(a)	Rebecca MacDonald and Ken Hartwick at $1 million; $2.5 million and $4 million;

(b)	Scott Gahn at $0.6 million; $1.5 million and $2.4 million; and for

(c)	Beth Summers at $0.4 million; $1 million and $1.6 million.

(4)	The above bonuses are paid as to 100% in RSGs as described below and are reflected for each NEO in the Summary Compensation Table — NEO’s on page 35.

Option Grants:

The Compensation Committee is responsible for awarding Options to Directors and employees pursuant to the Corporation’s Option Plan. Option grants provide a longer-term incentive to pursue significant performance for the Corporation and cash flow growth. At March 31, 2011 none of the NEOs hold Options. As at March 31, 2011 the Corporation has 1,179,166 remaining Options available for grant under the Option Plan. As discussed above, the Committee has no plans to grant additional Options to the NEOs for the foreseeable future.

RSGs	(formerly UARs):

The Compensation Committee awards fully paid RSGs to the NEOs pursuant to their employment agreements and the RSG Plan. See “Restricted Share Rights Plan”. The Compensation Committee has used and will continue to use fully paid RSGs, which normally vest over a three year period subject to continued employment on each applicable vesting date, to provide the Corporation with a mechanism of capitalizing payments which senior executives of the Corporation would otherwise receive in the form of cash as part of their annual discretionary performance bonus, annual non-discretionary targeted incentive bonuses and other compensation entitlements, thereby encouraging such persons to continue in the long-term service of the Corporation and aligning the interests of all NEOs with Shareholders. For three of the five current NEOs, at least 50% of all annual discretionary performance bonuses and 100% of all annual non-discretionary targeted incentive bonuses are payable in fully paid RSGs which, except for those granted based on an NEO’s election to receive RSGs in lieu of a cash entitlement (which vest immediately), vest on the first, second and third anniversary of the grant date, subject in all cases to continued employment with the Corporation or an affiliate thereof on each applicable vesting date and have a 10 year term. RSGs are exchangeable into Common Shares on a 1:1 basis subject to vesting and continued employment on each applicable vesting date. All RSGs are issued as fully paid based on the simple average closing price of Common Shares on the TSX for the 10 days preceding the grant date i.e., March 31 of each year.

For the year ended March 31, 2011 of a total of $11,916,776 representing total base salary, discretionary and non discretionary targeted bonuses for the five NEOs, 42% ($5,022,200) thereof was paid in cash and 58% ($ 6,894,576) thereof was paid in RSGs.

Retention and Incentive RSGs:

Because of the competitive nature of the Corporation’s business and employee mobility in the Corporation’s business sector, the Compensation Committee uses RSGs to encourage NEO retention and to incentivize NEO’s. 10,000 fully paid RSGs (vesting over three years subject to continuing employment on each applicable vesting date) were made available by the Compensation Committee to the Chief Financial Officer on the commencement of her employment on February 16, 2009. In addition, as described below under the heading “Long Term Retention — Restricted Share Grants” to encourage three of the NEO’s to remain in the employment of the Corporation until March 31, 2018, the Compensation Committee and Board granted 900,000 fully paid long term retention RSGs to three NEOs on May 20, 2010 (effective March 31, 2010) as described below.

In addition, a total of 225,993 fully paid RSGs were granted to 95 employees (other than the NEOs) in lieu of $3,498,372 of cash bonuses for the year ending March 31, 2011 all vesting over three years from the grant date subject to continuing employment on each applicable vesting date.

Long Term Retention — Restricted Share Grants

To encourage Ken Hartwick, Scott Gahn and Beth Summers to remain through to the end of their employments contracts on March 31, 2015 and beyond to March 31, 2018, each was granted respectively 500,000, 300,000 and 100,000 fully paid RSGs vesting on an incremental basis over five years as to: 5% of each individual respective total RSG entitlement on March 31, 2011 and 2012; 10% of each individual respective total RSG entitlement on March 31, 2013 and 2014 and 70% of each individual respective total RSG entitlement on March 31, 2015 all subject to continuing employment on each vesting date, providing all 70% of the RSGs which vest on March 31, 2015 may not be exchanged for Common Shares and disposed of until March 31, 2018. All long term retention RSGs have a 10 year term and entitle the holder to monthly dividends (like all RSGs) as if a RSG were a Common Share.

Employee Benefit Plans:

On October 1, 2004 and effective April 1, 2004, the Corporation established a long-term incentive plan (the “Plan”) for all permanent full time and part time employees (working more than 20 hours per week) of certain of its Canadian subsidiaries. The Plan consists of two components, a Deferred Profit Sharing Plan (“DPSP”) and an Employee Profit Sharing Plan (“EPSP”). For participants of the DPSP, the Corporation contributes an amount equal to a maximum of 2% per annum of an employee’s base earnings. For the EPSP, the Corporation contributes an amount up to a maximum of 2% per annum of an employee’s base earnings towards the purchase of Shares, on a matching one for one basis. Except for the Executive Chair, all NEO’s participate in the DPSP and EPSP. See note (10) to the Summary Compensation Table on page 37 of this Information Circular. The Corporation also established a complimentary plan for its U.S. employees during 2009.

Residuals:

As a significant sales incentive, Just Energy pays commissions and loyalty payments (“Residuals”) to its independent contractors based on the sales of energy contracts by independent contractors recruited, trained, motivated and supervised by them for several years after such contracts are sold. While not part of the NEO compensation packages, Darren Pritchett, who was formerly an independent national distributor and joined Just Energy as an executive during 2008, received Residuals prior to April 1, 2009. See note (11) to the Summary Compensation Table on page 37 of this Information Circular.

Risk

The above components of compensation for the NEOs and other senior level employees are structured so as not to encourage or create risks that are reasonably likely to have a material adverse impact on the Corporation’s business. To this end: (i) the discretionary and targeted non discretionary performance bonuses and the targeted RCE bonuses for the NEOs which are payable principally in RSGs which vest over three-five years; (ii) the Common Share ownership requirements, (iii) the trading restrictions and (iv) long term retention RSGS are all designed to align the interests of management with those of Shareholders and are not such so as to encourage any NEO to take excessive or inappropriate risks.

Common Share Ownership:

Except for the Executive Chair, who owns approximately 3.9% of the outstanding Common Shares of the Corporation (4.6% including all RSGs) each of the NEO’s is required to hold securities of the Corporation (RSGs and Common Shares) representing a minimum market value by certain specified dates, further aligning the interests of the NEOs with the interests of Just Energy’s Shareholders. The following table indicates the total market value of all Common Shares and RSGs held by the Named Executive Officers at March 31, 2011, based on the closing price of the Common Shares on the TSX on March 31, 2011 of $15.48.

Name of Holder	Common Shares(a)		RSGs(d) (vested and unvested)		Total Value
Rebecca MacDonald	5,846,120	$(90,497,938)	501,767	$(7,767,353)	$98,265,291
Ken Hartwick	23,353	$(361,504)	952,590	$(14,746,093)	$15,107,597
Beth Summers	2,263	$(35,031)	177,210	$(2,743,210)	$2,778,242
Darren Pritchett	74,101	$(1,147,083)	200,268	$(3,100,149)	$4,247,232
Scott Gahn	268,117	$(4,150,451)	384,555	$(5,952,911)	$10,103,362

(a)	Includes Common Shares held indirectly over which control and direction is exercised.

(b)	Based on the closing price of Common Shares on the TSX on March 31, 2011 of $15.48.

(c)

Under their employment agreements each of Messrs. Hartwick, Pritchett and Gahn and Ms. Summers is required, at the end of each financial quarter of the Corporation to own (after a date specified in each of their employment agreements (the “Specified Date”) a number of Shares of the Corporation(including fully paid RSGs whether or not vested) equal to a multiple of NEO’s base salary for the most recently completed financial preceding such Specified Date. Based on the fair market value of Common Shares at the end of each quarter of the Corporation. All NEOs are compliant. In the event of a sudden and significant decrease as the fair market value of Common Shares after such Specified Date, the Compensation Committee will give the NEO a reasonable period of time to comply with the requirement having regard to all of the circumstances. Mr. Hartwick was required to own by March 31, 2011 Common Shares and RSGs having a value equal to five times his base salary at March 31, 2010 or $3,500,000 of Common Shares and RSGs and at the end of each financial quarter of the Corporation thereafter. As the above Table indicates Mr. Hartwick was fully compliant at March 31, 2011 and continues to be compliant. Ms. Summers was required to own by March 31, 2011 Common Shares and RSGs having a value equal to three times her base salary at March 31, 2011 or $1,260,000 and at the end of each quarter of the Corporation thereafter. Ms. Summers was fully compliant at March 31, 2011 and continues to be compliant. Mr. Pritchett is required to own by March 31, 2011 Common Shares and RSGs having a value equal to two times his base salary at March 31, 2011 ($800,000) and at the end of each financial quarter of the Corporation thereafter. Mr. Pritchett was fully compliant at March 31, 2011 and continues to be compliant. Mr. Gahn was required to own by March 31, 2011 Common Shares and RSGs having a value equal to four times his base salary at March 31, 2011 ($US 1,800,000) and at the end of each financial quarter of the Corporation thereafter. Mr. Gahn was fully compliant at March 31, 2011 and continues to be compliant.

(d)	Includes long term retention RSGs granted May 20, 2010 and RSGs granted May 19, 2011 (effective March 31, 2011).

NEO Employment Agreements

General:

The employment agreements for each NEO contain terms and conditions dealing with: (i) financial compensation; (ii) termination rights (see “Termination Events or Circumstances”), (iii) payments, benefits and obligations arising on termination (see “Termination Payments and Benefits”), and (iv) other conditions relating to Common Share ownership, non-competition and non-solicitation (see “Employment Agreements — Other Terms, Conditions and Obligations”). Effective April 1, 2010, based upon the recommendation and approval of the Compensation Committee and the Board, new employment agreements were entered into with several senior executives of the Corporation (including four of the five NEO’s) for the purpose of adjusting salary levels and the criteria for non-discretionary targeted incentive payments and in some cases to encourage them to remain as executives of the Corporation through March, 2018. See “ — Amendments to Employment Agreements”.

Rebecca MacDonald — Executive Chair

1. Employment Agreement

Ms. MacDonald entered into a new five year employment agreement with the Corporation effective April 1, 2010 to serve as Executive Chair until March 31, 2013 following which she will serve as Chair of the Board with a compensation package to be settled by the Board. See “ — Amendments to Employment Agreements”.

2. Compensation Components

Pursuant to her employment agreement, as amended and approved by the Committee and the Board, Ms. MacDonald was entitled at March 31, 2011 to:

(a)	Base Salary: A base salary of $600,000 subject to an upward adjustment, if any, based on an annual review by the Committee. Ms. MacDonald’s base salary was increased from $500,000 to $600,000 for the year ending March 31, 2011. In view of the factors set forth above which the Compensation Committee considered relevant and the total compensation received by Ms. MacDonald for the 2011 financial year, the Committee recommended that her base salary be increased to $650,000 for the year commencing April 1, 2011.

(b)

Annual Discretionary Performance Bonus: An annual discretionary performance bonus of up to 100% of base salary based on a subjective review by the Compensation Committee of: (i) criteria and factors considered relevant by the Compensation Committee including those set forth in her employment agreement (i.e., Common Share value, Board leadership, energy supply, RCE/CCE growth, distributable cash (excluding commissions paid to agents), gross margins, renewals/attrition, balancing and credit issues); (ii) her success in carrying out her duties and responsibilities as set forth in her employment agreement; (iii) her success in carrying out the special functions listed in her position description as Executive Chair of the Board of Directors; and (iv) other factors, all as determined by the Compensation Committee. Based on the Compensation Committee’s subjective assessment of the criteria which the Compensation Committee was directed to take into account and considered relevant (see above), the Compensation Committee awarded Ms. MacDonald an annual discretionary performance bonus of 100% of base salary or $600,000 payable as to: (i) $300,000 in cash and (ii) $300,000 in fully paid RSGs (19,711 RSGs) with a 10 year term, vesting as to 1/3 on each of March 31, 2012, 2013 and 2014 subject to continuing employment on each applicable vesting date.

(c)

Long Term Targeted Non-Discretionary Incentive Payment: An annual targeted non-discretionary incentive payment based upon the achievement by the Corporation of year over year incremental growth over business plan (as approved by the Audit Committee) related to growth criteria described in the table on page 23 for the year ended March 31, 2011 payable as to 100% in fully paid RSGs with a 10 year term and vesting over a three year period, subject to continued employment on each applicable vesting date. Based on the achievement by the Corporation of incremental growth of in excess of 15% of two of the five factors identified in the table on page 23 as determined from the Corporation’s audited consolidated financial statements and Management’s Discussion and Analysis for the year ended March 31, 2011, Ms. MacDonald was entitled to receive an incentive payment of $1.6 million paid as to 100% in the form of 105,125 RSGs granted by the Compensation Committee with a 10 year term vesting as to 1/3 thereof on each of March 31, 2012, 2013 and 2014, subject to continued employment on each applicable vesting date.

(d)	Options: Subject to the Compensation Committee’s discretion. None awarded.

(e)	RSGs: Ms. MacDonald received a total of 124,836 fully paid RSGs as part of her discretionary and non-discretionary bonus entitlements equal in value to 68% of the total of her base salary and all bonus payments earned for the year ended March 31, 2011.

Ken Hartwick — President and Chief Executive Officer

1.	Employment Agreement

Mr. Hartwick entered into a new five year employment contract as President and CEO effective April 1, 2010 ending March 31, 2015. See “ — Amendments to Employment Agreements”.

2.	Compensation Components

Pursuant to his employment agreement approved by the Compensation Committee and the Board, Mr. Hartwick was entitled at March 31, 2011 to:

(a)	Base Salary: A base salary of $700,000 subject to an upward adjustment, if any, based on an annual review by the Compensation Committee. Mr. Hartwick’s base salary was increased to $850,000 for the year commencing April 1, 2011 in view of: (i) the factors described above which the Compensation Committee considered relevant, (ii) the total compensation received by Mr. Hartwick for the 2011 financial year and (iii) the contribution made by the President during the year related to the business in terms of strategic management and leadership in expanding the business from a door-to-door marketing organization to a business with an expanded and a more diverse suite of energy products including a greater emphasis on commercial, JustGreen and JustClean products, waterheaters and HVAC products, multi level marketing and solar installations.

(b)

Annual Discretionary Performance Bonus: An annual discretionary performance bonus of up to 100% of base salary based on a subjective review by the Compensation Committee of: (i) criteria and factors considered relevant by the Compensation Committee including those set forth in his employment agreement (i.e., leadership, energy supply, RCE/CCE growth, distributable cash (excluding commissions paid to agents), gross margins, renewals/attrition, balancing and credit issues); (ii) his success in carrying out his duties and responsibilities as set forth in his employment agreement: (iii) his success in carrying out the special functions listed in his position description as President and as Chief Executive Officer; and (iv) other factors, all as determined by the Compensation Committee. Based on the Compensation Committee’s subjective assessment of the above-noted criteria which the Compensation Committee was directed to take into account and considered relevant (see above), the Compensation Committee awarded Mr. Hartwick an annual discretionary performance bonus of 100% of base salary or $700,000 payable as to: (i) $350,000 in cash (the “Cash Amount”) and (ii) $350,000 in fully paid RSGs (22,996 RSGs) with a 10 year term, vesting as to 1/ 3 on each of March 31, 2012, 2013 and 2014 subject to continuing employment on each applicable vesting date.

(c)

Long Term Targeted Non-Discretionary Incentive Payment: An annual targeted non-discretionary incentive payment based upon the achievement by the Corporation of year over year incremental growth over business plan (as approved by the Audit Committee) related to the growth criteria described in the table on page 23 for the year ended March 31, 2011 payable as to 100% in fully paid RSGs with a 10 year term vesting over a three year period, subject to continued employment on each applicable vesting date. Based on the achievement by the Corporation of incremental growth of in excess of 15% for two of the five factors identified in the table on page 23 as determined from the Corporation’s audited consolidated financial statements for the year ended March 31, 2011, the Committee granted Mr. Hartwick an incentive bonus of $1.6 million paid as to 100% in the form of 105,125 RSGs granted by the Compensation Committee with a 10 year term vesting as to 1/3 thereof on each of March 31, 2012, 2013 and 2014, subject to continued employment on each applicable vesting date.

(d)	Options: Subject to the Compensation Committee’s discretion. None awarded.

(e)	RSGs: Mr. Hartwick received a total of 128,121 fully paid long term retention RSGs as part of his discretionary and non discretionary bonus entitlements equal in value to 65% of the total of his base salary and all bonus payments earned for the year ended March 31, 2011. In addition, of the 500,000 LTR RSGs awarded Mr. Hartwick by the Compensation Committee on March 31, 2010, 25,000 thereof vested on March 31, 2011 with a value of $387,000 based on the March 31, 2011 TSX closing price of $15.48 per Common Share on that date. See also “Compensation of the Directors and Officers of Just Energy — New Employment Agreements”.

Scott Gahn — Executive Vice President and Chief Operating Officer

1.	Employment Agreement

Mr. Gahn entered into a new five year employment contract in his current role effective April 1, 2010 ending March 31, 2015. See “ — Amendments to Employment Agreements”.

2.	Compensation Components

Pursuant to his employment agreement, as amended and approved by the Compensation Committee and the Board, Mr. Gahn was entitled at March 31, 2011 to:

(a)	Base Salary: A base salary of US $450,000 subject to an upward adjustment, if any, based on an annual review by the Compensation Committee. Mr. Gahn’s base salary was increased to US $500,000 for the year commencing April 1, 2011 in view of the factors described in (b) below which the Committee considered relevant and the total compensation received by Mr. Gahn for the 2011 financial year.

(b)

Annual Discretionary Performance Bonus: An annual discretionary performance bonus of up to 100% of base salary based on a subjective review by the Compensation Committee of: (i) criteria and factors considered relevant by the Compensation Committee including those set forth in his employment agreement (i.e., leadership, energy supply, RCE/CCE growth, distributable cash (excluding commissions paid to agents), gross margins, renewals/attrition, balancing and credit issues); (ii) his success in carrying out his duties and responsibilities as set forth in his employment agreement: and (iii) other factors, all as determined by the Compensation Committee. Based on the Compensation Committee’s subjective assessment of the above-noted criteria which the Compensation Committee was directed to take into account and considered relevant, the Compensation Committee awarded Mr. Gahn an annual discretionary performance bonus of 100% of base salary or US $450,000 payable as to: (i) US $225,000 in cash (the “Cash Amount”) and (ii) US $225,000 in fully paid RSGs (14,334 RSGs) with a 10 year term, vesting as to 1/ 3 on each of March 31, 2012, 2013 and 2014 subject to continuing employment on each applicable vesting date.

(c)

Long Term Targeted Non-Discretionary Incentive Payment: An annual targeted non-discretionary incentive payment based upon the achievement by the Corporation of year over year incremental growth over business plan (as approved by the Audit Committee) related to the growth criteria described in the table on page 23 for the year ended March 31, 2011, payable as to 100% in fully paid RSGs with a 10 year term vesting over a three year period, subject to continued employment on each applicable vesting date. Based on the achievement by the Corporation of incremental growth of in excess of 15% of two of the five factors identified in the table on page 23 as determined from the Corporation’s audited consolidated financial statements for the year ended March 31, 2011, the Compensation Committee granted Mr. Gahn an incentive bonus of US $960,000 paid as to 100% in the form of 61,157 RSGs granted by the Compensation Committee with a 10 year term vesting as to 1/3 thereof on each of March 31, 2012, 2013 and 2014, subject to continued employment on each applicable vesting date.

(d)	Options: Subject to the Compensation Committee’s discretion. None awarded.

(e)	RSGs: Mr. Gahn received a total of 75,491 fully paid RSGs as part of his discretionary and non discretionary bonus entitlement equal in value to 62% of the total of his base salary and all bonus payments earned for the year ended March 31, 2011. In addition of the 300,000 LTR RSGs awarded Mr. Gahn by the Compensation Committee on March 31, 2010, 15,000 thereof vested on March 31, 2011 with a value of $232,200 based on the March 31, 2011 TSX closing price of $15.48 per Common Share on that date.

The Board was advised on May 19, 2011 that, for personal reasons, Scott Gahn had made a decision to resign from Just Energy effective June 10, 2011 (the “Resignation Date”). Under his employment agreement, Mr. Gahn will receive his regular pay and accrued vacation to the Resignation Date and no other benefits. All of Mr. Gahn’s unvested RSGs including 285,000 fully paid long term retention RSGs will be cancelled and returned to the RSG pool. James Lewis who joined Just Energy in 2007, will become Executive Vice President and Chief Operating Officer on June 10, 2011.

Beth Summers — Chief Financial Officer

1.	Employment Agreement and Amendments

Ms. Summers’ employment agreement as Chief Financial Officer of Just Energy was entered into on February 16, 2009 for a period of five years and one and one half months expiring on March 31, 2014 and was amended on July 1, 2009 to reflect the Universal acquisition. Ms. Summers entered into a new five year employment contract as CFO effective April 1, 2010 ending March 31, 2015. See “ — Amendments to Employment Agreements”.

2.	Compensation Components

Pursuant to her employment agreement, (as amended), as approved by the Compensation Committee and the Board, Ms. Summers was entitled at March 31, 2011 to:

(a)	Base Salary: A base salary of $420,000 subject to an upward adjustment, if any, based on an annual review by the Compensation Committee. Ms. Summers’ base salary was increased to $450,000 for the year commencing April 1, 2011 in view of: (i) her contribution to the business for the financial year of the Corporation ended March 31, 2011, (ii) the factors described above which the Compensation Committee considered relevant, (iii) Ms. Summers contribution with respect to the acquisition of Hudson Energy and the financing thereof and (iv) material amendments to the Corporation’s credit facility in connection with the Conversion.

(b)

Annual Discretionary Performance Bonus: An annual discretionary performance bonus of up to 100% of base salary, based on a subjective review by the Committee of: (i) criteria and factors considered relevant by the Compensation Committee including those set forth in her employment agreement and agreed upon between Ms. Summers and the President and Chief Executive Officer; (ii) her success in carrying out her duties and responsibilities as set forth in her employment agreement; (iii) her success in carrying out the special functions listed in her position description as Chief Financial Officer; and (iv) other relevant criteria all as determined by the Compensation Committee including her role in the Hudson Energy acquisition and the financing thereof and with respect to the Conversion. The annual discretionary performance bonus is payable as to 50% in fully paid RSGs (with a 10 year term vesting over a three year period subject to continued employment) and 50% in cash (the “Cash Amount”) provided Ms. Summers may elect to receive all or any portion of the Cash Amount in fully paid RSGs (with a 10 year term vesting immediately). The Compensation Committee rewarded Ms. Summers an annual discretionary performance bonus at the completion of the Corporation’s year ended March 31, 2011 of $380,000 equal to 90% of Base Salary payable as to $190,000 in cash and $190,000 in fully paid RSGs (12,484 RSGs) with a 10 year term, vesting as to 1/3 on each of March 31, 2012, 2013 and 2014 subject to continuing employment on each applicable vesting date.

(c)

Long Term Targeted Non-Discretionary Incentive Payment: An annual targeted non-discretionary incentive payment based upon the achievement by the Corporation of year over year incremental growth over business plan (as approved by the Audit Committee) related to the growth criteria described in the table on page 23 for the year ended March 31, 2011 payable as to 100% in fully paid RSGs with a 10 year term vesting over a three year period, subject to continued employment on each applicable vesting date. Based on the achievement by the Corporation of growth in excess of 15% of two of the five criteria identified in the table on page 23 as determined from the Corporation’s audited consolidated financial statements for the year ended March 31, 2011 the Compensation Committee granted Ms. Summers an annual targeted non-discretionary incentive payment of $640,000 paid as to 100% in the form of RSGs (42,050 RSGs) granted by the Compensation Committee with a 10 year term vesting as to 1/ 3 thereof on each of March 31, 2012, 2113 and 2014 subject to continued employment on each applicable vesting date.

(d)	Options: Subject to the Committee’s discretion. None awarded.

(e)	RSGs: Ms. Summers received a total of 54,534 fully paid RSGs as part of her discretionary and non discretionary bonus entitlement equal in value to 58% of the total of her base salary and all bonus payments earned for the year ended March 31, 2011. In addition, of the 100,000 LTR RSGs awarded Ms. Summers by the Compensation Committee on March 31, 2010, 5,000 thereof vested on March 31, 2011 having a value of $77,400 based on the March 31, 2011 TSX closing price per Common Share on that date of $15.48.

Darren Pritchett — Executive Vice President — Consumer Sales

1.	Employment Agreement and Amendments

Mr. Pritchett’s employment agreement as Executive Vice President — Consumer Sales of Just Energy was entered into on April 1, 2008 for a period of five years expiring on March 31, 2013. It was amended: (a) on April 1, 2009 to provide for a revised annual targeted non-discretionary RCE bonus matrix based on the achievement by the Corporation of targeted levels of RCE growth for the year ended March 31, 2010 (see 2(c) below), (b) on July 1, 2009 to reflect the Universal acquisition and (c) on April 1, 2010 to transition the criteria for his short term bonus opportunity from incremental adjusted distributable cash flow to specific growth and performance factors.

2.	Compensation Components

Pursuant to his employment agreement, as amended and approved by the Committee and the Board, Mr. Pritchett was entitled at March 31, 2011 to:

(a)	Base Salary: A base salary of $400,000 subject to an upward adjustment, if any, based on an annual review by the Compensation Committee. Mr. Pritchett’s base salary is to remain at $400,000 for the year ending March 31, 2012 in the context of his performance for the year ended March 31, 2011 and the total potential compensation receivable by Mr. Pritchett for the financial year ended March 31, 2012 under (b) and (c) below.

(b)	Annual Short Term Discretionary Performance Bonus: An annual discretionary performance bonus based upon performance criteria established by the President and Chief Executive Officer and the performance of his duties and responsibilities under his employment agreement for the year ended March 31, 2011 as approved by the Committee, payable as to 100% in cash. Based on the above factors, the Compensation Committee granted Mr. Pritchett an annual performance bonus of $300,000 (75% of Base Salary) paid as to 100% in cash.

(c)

Long Term Targeted Non-Discretionary RCE Bonus: An annual targeted non-discretionary RCE bonus based on the achievement by Just Energy of various levels of targeted annual growth in the number of confirmed new RCEs for the year ended March 31, 2011 as determined by the matrix below. The bonus is payable as to 50% in fully paid RSGs (with a 10 year term vesting over a three year period subject to continued employment on each applicable vesting date) and 50% in cash. Based on the annual added number of confirmed new RCEs for the year ending March 31, 2011 the Compensation Committee awarded Mr. Pritchett an annual targeted non-discretionary RCE bonus of $2,131,200 in accordance with the matrix set forth below (355,200 RCEs at $6.00 per RCE), payable as to: (i) $1,065,600 in cash and (ii) $1,065,600 in fully paid RSGs (70,013 RSGs) with a 10 year term, vesting as to 1/3 on each of March 31, 2012, 2013 and 2014 subject to continuing employment on each applicable vesting date. The amounts and target levels for the year ending March 31, 2012 will be the same as the matrix for the year ended March 31, 2011 — described below, payable as to 50% in fully paid RSGs and 50% in cash.

Annual Added Number of Confirmed New RCEs for 2012	Bonus per RCE$
235,000 to 274,999	2.00
275,000 to 314,999	3.50
315,000 to 354,999	5.00
355,000 to 394,999	6.00
395,000 and above	7.00

(d)	Options: Subject to the Compensation Committee’s discretion. None awarded.

(e)	RSGs: Mr. Pritchett received a total of 70,013 fully paid RSGs as part of his annual long term targeted bonus equal in value to 38% of his base salary and all bonus payments earned for the year ended March 31, 2011.

(f)	Residuals: Prior to joining Just Energy as an employee on April 1, 2008, Mr. Pritchett was associated with Just Energy as an independent contractor during the 1999-2004 period, earning commissions on the sale of energy contracts to customers. Prior to April 1, 2008, as a regional and national distributor-recruiting, training, motivating and supervising commission based independent contractor — he earned commissions and loyalty payments on the sales of energy contracts pursuant to several national distributorship agreements to customers by persons whom he managed. As indicated in note (11) to the Chart on page 37, Mr. Pritchett received $649,602 related to Residuals during the year ended March 31, 2009, but received no Residuals for the years ended March 31, 2010 or 2011.

Amendments to Employment Agreements

Based on the recommendations of the Compensation Committee, on May 19, 2011, the Board of Directors of Just Energy approved amendments to, and expanded the growth criteria upon which, the annual performance targeted non-discretionary incentive payments are to be based for the year ended March 31, 2012 for each of Rebecca MacDonald, Ken Hartwick, Scott Gahn and Beth Summers based upon incremental growth over business plan as approved by the Audit Committee, including the following factors weighted as indicated:

Long Term Annual Non Discretionary Incentive Bonus Criteria(1)	Weighting(2)
Net RCE Additions	25%
Green Product — Gross Margin	15%
Momentis Independent Representative Additions	10%
NHS (waterheater, HVAC products) EBITDA — commissions added back	10%
Commercial EBITBA	25%
New Business Ventures (revenue)(3)	15%

(1)	The targets for each of the above six growth criteria were derived from the budget approved by the Audit Committee for the YE March 31, 2012. Each criteria is allocated the weight as indicated in determining the targeted incentive bonus payment for the year ended March 31, 2012.

(2)	The maximum potential total long term incentive bonus payment entitlement escalates as actual results exceed business plan performance targets by 5%, 10% and 15% (and above) for any one year for:

(a)	Rebecca MacDonald and Ken Hartwick at $1 million; $2.5 million and $4 million;
(b)	Scott Gahn at $0.6 million; $1.5 million and $2.4 million; and
(c)	Beth Summers at $0.4 million; $1 million and $1.6 million.

(3)	Includes solar installations, JustClean products and other new business ventures.

(4)	The achievement of the performance targets will be assessed by the Compensation Committee in the context of the earnings per Common Share and the Common Share price performance of Just Energy relative to the TSX Index.

TERMINATION, CHANGE OF CONTROL AND OTHER BENEFITS

1.	Termination Events or Circumstances

While the payment and other benefits resulting from a termination vary based on the terms of each NEO’s employment agreement, the obligations and rights, whether exercisable by an NEO or by Just Energy, are generally the same, except as disclosed under the heading “Termination Benefits” in section 2 below.

Except as disclosed below, the termination provisions in each NEO’s employment agreement provide that the employment relationship will end in the following events or circumstances:

(a)	Voluntary Resignation. Exercisable by the NEO on 60 days prior written notice to Just Energy;

(b)	Constructive Dismissal. Exercisable by the NEO on notice to Just Energy within 60 days of the happening of a constructive dismissal event or circumstance which includes: (i) constructive dismissal; (ii) the breach by Just Energy of its obligations under the employment agreement in any material respect; (iii) as regards each of the Executive Chair and the Chief Executive Officer and President, the development of irreconcilable differences arising with new management in the event of a change of control; or (iv) the bankruptcy or insolvency of Just Energy;

(c)	Cause. Exercisable forthwith upon notice to the NEO by Just Energy in the event of cause as interpreted by applicable law;

(d)	Disability. Exercisable by the Board of Directors of Just Energy on notice to the NEO in the event of the inability of the NEO to perform the essential functions of employee’s duties with reasonable accommodation;

(e)	On Completion of Term. Exercisable by the NEO, if 30 days prior to the expiry of the term of the employment agreement, Just Energy has not made an offer of employment in the form of an extension employment agreement containing terms and conditions no less favourable to NEO from a commercial standpoint as the terms and conditions of the NEO’s then current employment agreement;

(f)	Change of Control. Exercisable by the NEO on written notice to Just Energy within 60 days after the expiry of a period of 120 days after the occurrence of the change of control event which is deemed to have occurred under each employment agreement if: (a) any individual, partnership, firm, corporation, association, trust, unincorporated organization or other entity, or any syndicate or group acting or presumed to be acting jointly or in concert, offers to acquire or acquires, directly or indirectly, Common Shares representing 50% or more of the outstanding Common Shares; (b) assets of the Corporation representing 50% or more of the net book value of the Corporation, determined as of the date of the audited financial statements of the Corporation then most recently published, are sold, liquidated or distributed; or (c) Shareholders approve, or the Corporation consummates, any reorganization, amalgamation, arrangement, merger, business combination, consolidation, issuance of securities, sale of assets, liquidation, dissolution or winding-up, or any combination thereof (a “transaction”), and, as a result thereof, persons who are Shareholders immediately prior to such transaction would not, immediately thereafter, directly or indirectly, own securities representing de facto control of the reorganized, amalgamated, continuing, merged, surviving or consolidated entity.

2.	Termination Payments and Benefits

The termination benefits, entitlements and obligations of each NEO and/or Just Energy with respect to the termination events or circumstances described in section 1 above are as set forth below:

(a)	V oluntary Resignation: Each NEO is entitled:

(i)	to be paid by Just Energy NEO’s pro-rated salary and accrued vacation pay to NEO’s departure date; and

(ii)	to exercise or exchange, within 90 days of the NEO’s departure date, NEO’s vested Options and vested RSGs, if any, pursuant to NEO’s Option and RSG Agreements and the Option Plan and RSG Plan, as applicable.

(b)	Constructive Dismissal: Each NEO is entitled:

(i)	to be paid by Just Energy an amount equal to the amounts described in 2(a)(i) above and to the rights in 2(a)(ii) above;

(ii)	to be paid by Just Energy an amount equal to one year’s base salary, except in the case of Pritchett, who is entitled to be paid by Just Energy an amount equal to two and one-half years base salary;

(iii)	at Just Energy’s financial year end following the constructive dismissal event, to be paid by Just Energy an amount in cash equal to NEO’s annual targeted non-discretionary bonus based on specific growth criteria in NEO’s employment agreement, which amount is pro rated to the end of the financial quarter of the Corporation immediately preceding the constructive dismissal event for the fiscal year of the Corporation during which the constructive dismissal event occurred. In addition, at Just Energy’s financial year end following the constructive dismissal event, Pritchett is entitled to be paid by Just Energy an amount in cash equal to his annual non-discretionary targeted RCE bonus, which amount is pro rated to the end of the financial quarter of the Corporation immediately preceding the constructive dismissal event for the fiscal year of the Corporation during which the constructive dismissal event occurred;

(iv)	to the accelerated and immediate vesting of all unvested Options and RSGs and the right within 90 days of departure date to exercise and/or exchange all vested RSGs and vested Options; and

(v)	the term of the NEO’s non-competition obligation is reduced from three years to one year from the departure date.

(c)	Cause. Each NEO:

(i)	is entitled to be paid by Just Energy the amounts in 2(a)(i) and to the rights in 2(a)(ii) above; and

(ii)	is not entitled to exchange or exercise any unvested RSGs or Options.

(d)	Disability. Each NEO is entitled:

(i)	to be paid by Just Energy the amounts in 2(a)(i) above and to the rights in 2(a)(ii) above;

(ii)	to continue as an employee after the departure date for the purpose solely of qualifying for long term disability, insurance or other similar benefits and a continuation of such benefits for one year from the departure date;

(iii)	to the continued vesting of all unvested RSGs notwithstanding NEO will not be an employee on each applicable vesting date and to exchange all RSGs for Common Shares on a 1:1 basis prior to the expiry of the term thereof; and

(iv)	is entitled to exercise all Options vested at the departure date.

(e)

Completion of Term. In the event a comparable offer of employment: (i) is made to NEO and NEO does not accept it at least 30 days prior to the expiry of the term of the then current employment agreement, then the NEO’s employment will terminate and NEO will be entitled to be paid by Just Energy the amounts in 2(a)(i) above and to the rights in 2 (a)(ii) above; or (ii) is not made to NEO, in which event,

(x) NEO will be entitled to be paid by Just Energy the amounts in 2(a)(i) and to the rights in 2 (a)(ii) above and all unvested Options and RSGs will continue to vest on the applicable vesting dates and be exercisable and exchangeable into Common Shares prior to their termination date notwithstanding NEO is no longer an employee of Just Energy, and (y) each of the Executive Chair, President and Chief Executive Officer, the Executive Vice President and Chief Operating Officer and Chief Financial Officer shall be entitled to be paid by Just Energy, in cash: (A) a minimum of 50% of such NEO’s discretionary performance bonus opportunity and (B) one years base salary and (z) the non-compete covenant is reduced from three to one year (three to two years for the Executive Vice President —Consumer Sales).

(f)	Change Control. Each NEO is entitled:

(i)	to the automatic vesting of all unvested RSGs (other than, to the extent unvested, the 900,000 long term retention RSGs granted to Messrs. Hartwick and Gahn and Ms. Summers) and Options; and

(ii)	providing NEO continues employment for 120 days after the change of control event, to terminate the employment agreement and, if such option is exercised, to the rights in 2(a)(i) above and, at Just Energy’s financial year end following the change of control event, to be paid by Just Energy an amount in cash equal to NEO’s annual targeted non-discretionary bonus based on the specific growth criteria in NEO’s employment agreement, which amount is pro rated to the end of the financial quarter of Just Energy immediately preceding the change of control event for the fiscal year of Just Energy during which the change of control event occurred above.

3.	Employment Agreements — Other Terms, Conditions and Obligations

The employment agreements for each of the NEOs contain other terms, conditions and obligations which relate to the financial compensation and the benefits/obligations arising on a termination of the employment relationship as follows:

(a)	Common Share Ownership. To align the interests of each NEO with those of Shareholders, each NEO is required to own securities of Just Energy (RSGs and Common Shares), by specified dates having a market value based on a multiple of their base salary. See note (c) to the Common Share Ownership Table on page 25.

(b)	Non-Competition Covenant. During the course of the employment and for a period of three years after the termination of the employment relationship, each NEO is prohibited from competing directly or indirectly with Just Energy except that the three year non-compete period is abridged from three to one year in certain circumstances including constructive dismissal and termination at the end of the term.

(c)	Non-Solicitation Covenant. During the course of the employment and for a period of three years after the termination of the employment relationship (howsoever caused), NEO may not solicit, contact or approach any supplier, customer or employee of Just Energy for the purpose of soliciting business which is competitive to Just Energy’s business.

4.	Termination Benefits

Pursuant to the employment agreements between Just Energy and each NEO, Just Energy is required to make certain payments upon the termination thereof (whether related to voluntary resignation, constructive dismissal, cause, disability, change of control and on completion of term. An estimate of the amount of the payments required to be made by the Corporation on constructive dismissal or on a change of control assuming the triggering event giving rise to such payments occurred on March 31, 2011 is set out in the table below. The payments required to be made by Just Energy to NEOs on resignation, termination for cause, disability and on completion of term (assuming a comparable offer of employment is extended to the NEO), are not considered by the Corporation to be material and are described above under “Termination Payments and Benefits”.

Name of NEOs at March 31, 2011	Constructive Dismissal(1)		Change of Control(1)
Rebecca MacDonald		$2,200,000		$1,600,000
Ken Hartwick		$2,300,000		$1,600,000
Beth Summers		$1,060,000		$640,000
Darren Pritchett		$3,131,200		$2,131,200
Scott Gahn	US$	1,410,000	US$	960,000

Note:

(1)	Amounts exclude the benefits based on the accelerated vesting of all unvested RSGs (including all unvested long term retention RSGs in the case of constructive dismissal) but would not involve the payment of any additional monies by the Corporation.

Summary Compensation Table — NEOs

The following table sets forth all compensation received by an NEO from Just Energy and/or its affiliates for the periods indicated.

					Annual incentive plan awards
Name and principal position	Year ended March 31	Base Salary $	Share-based awards(4) $		Discretionary performance Bonuses		Performance based targeted bonuses		Pension value(6) $	All other compensation (7)(8)(9)(10) $		Total Compensation $
					Cash $	Equity based awards ($)(5)	Cash $	Equity based awards ($)(5)
Rebecca	2011	600,000	NIL		300,000	300,000	NIL	1,600,000	NIL	NIL		2,800,000
MacDonald,	2010	500,000	NIL		250,000	250,000	NIL	300,000	NIL	NIL		1,300,000
Executive	2009	500,000	NIL		250,000	250,000	NIL	900,000	NIL	NIL		1,900,000
Chair(1)(2)
Ken Hartwick,	2011	700,000	$5,875,000	(4)(12)	350,000	350,000	NIL	1,600,000	NIL	$28,000	(10)	8,903,000
President and	2010	600,000	NIL		300,000	300,000	NIL	300,000	NIL	24,000		1,524,000
CEO(1)(2)	2009	600,000	NIL		300,000	300,000	NIL	900,000	NIL	22,731		2,122,731
Scott Gahn,	2011	457,380	$3,525,000	(4)(12)	228,690	228,690	NIL	930,816	NIL	$18,295	(10)	5,388,871
COO(1)(2)	2010	381,640	NIL		152,370	152,370	NIL	152,370	NIL	15,266		854,016
	2009	394,590	NIL		262,121	10,550	NIL	300,000	NIL	15,784		983,045
Beth Summers,	2011	420,000	$1,175,000	(4)(12)	190,000	190,000	NIL	640,000	NIL	$16,800	(10)	2,631,800
CFO(1)(2)(3)	2010	390,000	NIL		195,000	105,000	NIL	75,000	NIL	15,600		780,600
	2009	45,000	NIL		NIL	NIL	NIL	NIL	NIL	109,800		154,800
Darren	2011	400,000	NIL		300,000	NIL	1,065,600	1,065,600	NIL	$16,000	(10)	2,847,200
Pritchett,	2010	400,000	NIL		NIL	NIL	1,244,797	1,144,797	NIL	16,000		2,911,594
EVP —	2009	400,000	NIL		NIL	NIL	850,681	250,681	NIL	649,602	(11)	2,150,964
Consumer
Sales(1)(2)

Notes:

(1)	The amount of base salary for each Named Executive Officer disclosed in the above table reflects the amount actually received by each Named Executive Officer for the year ended March 31, 2011. The annual base salary for each Named Executive Officer in the above table for the year ended March 31, 2011 is as follows: Rebecca MacDonald ($600,000); Ken Hartwick ($700,000); Beth Summers ($ 420,000); Darren Pritchett ($400,000) and Scott Gahn (US$450,000).

(2)	Rebecca MacDonald became an officer of Just Energy on April 30, 2001. Prior thereto she held the same or similar positions with Just Energy or its predecessor. Effective April 1, 2006 she became Executive Chair of Just Energy and on March 1, 2008 she assumed the additional position as Co-Chief Executive Officer which she relinquished on June 25, 2008 to remain as Executive Chair. Ken Hartwick, C.A., became Chief Financial Officer on April 5, 2004, was appointed President of Just Energy on March 9, 2006 and assumed the additional position as Co-Chief Executive Officer on March 1, 2008. He also served as Chief Financial Officer from July 5, 2007 to December 31, 2007 and Interim Chief Financial Officer from February 5, 2009 to February 16, 2009. Mr. Hartwick became Chief Executive Officer and President on June 25, 2008. Scott Gahn joined Just Energy as CEO of Just Energy Texas 1 Corp. on May 17, 2007. On April 1, 2009, he became Executive Vice President and Chief Operating Officer of Just Energy. Beth Summers, C.A. joined Just Energy as Chief Financial Officer on February 16, 2009. Darren Pritchett joined Just Energy as an independent contractor in October 1997 and later became a regional and national distributor before joining Just Energy as Executive Vice President, Consumer Sales on April 1, 2008. A detailed summary of the employment agreements for each of the Named Executive Officers are set forth above under “NEO Employment Agreements” and “Amendments to Employment Agreements”.

(3)	Beth Summers. C.A., commenced employment with Just Energy as Chief Financial Officer on February 16, 2009 (the “Commencement Date”) at which time she was granted 10,000 RSGs (which had a total value of $108,000 based upon the closing price of the Units on the TSX on February 17, 2009 of $10.80), vesting as to one-third on the first three anniversary dates (each a “Vesting Date”) of the Commencement Date subject to continuing employment on each applicable Vesting Date, with a 10 year term.

(4)	This column indicates the fully paid long term retention RSGs (“LTR RSGs”), granted by the Board on May 20, 2010 (effective March 31, 2010 as approved by the Compensation Committee on March 29, 2010) to Ken Hartwick (500,000), to Scott Gahn (300,000) and to Beth Summers (100,000), vesting as to 5% thereof on each of March 31, 2011 and 2012; 10% on each of March 31, 2013 and 2014 and as to the balance thereof — 70% on March 31, 2015, exchangeable 1:1 into Common Shares, subject to vesting, providing: (a) the vesting thereof on each applicable vesting date is subject to continued employment, (b) the LTR RSGs vesting on March 31, 2015 (i.e., 70% thereof) must be held as RSGs or Common Shares until March 31, 2018. The closing TSX market price of the Common Shares on the grant date (May 20, 2010) was $11.75. As indicated on page 39, Scott Gahn announced his resignation to the Board on May 19, 2011 to be effective June 10, 2011 at which time all 285,000 unvested LTR RSGs will be cancelled and returned to the RSG pool.

The accounting fair value of each of the LTR RSGs on the grant date, determined in accordance with Section 3870 of the CICA Handbook, is equal to the grant date fair value as indicated above i.e., $11.75 per fully paid LTR RSGs.

For purposes of determining the accounting expense to be included in the financial statements of the Corporation for the year ended March 31, 2011 in respect of the May 20, 2010 LTR RSGs awards, such accounting fair value would be adjusted for forfeitures (which were nil) and amortized over the vesting (hold) periods. On that basis the March 31, 2011 accounting expense in respect of the LTR RSGs for the three NEOs was approximately $645,000 which is materially less than the aggregate grant date value of such awards.

For purposes of preparing financial statements for any subsequent period, annually or quarterly, the compensation expense that will be included in the Corporation’s financial statements will be based on the vesting period of the LTR RSGs.

(5)

These columns indicated the total of the non-cash portion of the annual incentive plan awards (excluding long term retention RSGs), which each of Ms. MacDonald ($1,900,000), Ms. Summers ($830,000), Messer’s. Hartwick ($1,950,000), Gahn (US$1,185,000) and Pritchett ($1,065,600) were entitled to receive at March 31, 2011 and which were granted to each of them as equity based awards on May 19, 2011 in the form of fully paid RSGs effective March 31, 2011 (the “Effective Grant Date”). Such fully paid RSGs (Ms. MacDonald — 124,836 RSGs; Ms. Summers — 54,534 RSGs; Messer’s. Hartwick — 128,121 RSGs; Gahn — 75,491 RSGs; and Pritchett — 70,013 RSGs are for a term of 10 years, are exchangeable subject to vesting into Common Shares on a 1:1 basis and vest as to 1/ 3 thereof on each of the first three anniversary dates of the Effective Grant Date subject to continued employment as a senior officer of Just Energy or any affiliate thereof, in each case, on each applicable vesting date. The RSG Plan is described under “2010 RSG Plan”. Each Named Executive Officer (except Darren Pritchett), is required to take 50% of their discretionary performance bonus entitlement and, if entitled thereto, 100% of their performance based targeted bonus in RSGs as described in more detail under “Compensation of the Directors and Officers of Just Energy — NEO Employment Agreements”.

(6)	None of the NEOs are entitled to receive any pension or defined contribution or any other form of retirement allowance.

(7)	Does not include the amounts paid on RSGs including long term retention RSGs (vested and unvested) which equals the amount of dividends paid monthly on Common Shares of the Corporation and which, for the year ending March 31, 2011 was $466,634 for Rebecca MacDonald; $1,022,185 for Ken Hartwick; $152,113 for Beth Summers; $158,436 for Darren Pritchett and $427,061 for Scott Gahn.

(8)	The aggregate value of perquisites and other personal benefits did not exceed the lesser of $50,000 and 10% of the total of the annual salary and bonus for each of the Named Executive Officers for the year ended March 31, 2011.

(9)	No Options were granted to any NEO for the year ended March 31, 2011. See the table entitled “Incentive Plan Awards — NEOs” at pages 37 and 38 of this Information Circular. Options vest over three or five years from the grant date and expire five or ten years from the grant date. The Option Plan is described under “Option Plan”.

(10)	This amount includes the interests of Messrs. Hartwick ($28,000), Pritchett ($16,000) and Ms. Summers ($16,800) in the Corporation’s Deferred Profit Sharing Plan and the Employee’s Profit Sharing Plan (both of which are described in more detail under “Compensation of the Directors and Officers of Just Energy — Compensation Discussion and Analysis — Compensation Components — Specific Criteria —Employee Benefit Plans”) and the interest of Mr. Gahn in his 401(k) Plan ($ U.S. 18,000) as at March 31, 2011. Ms. MacDonald does not participate in the plans.

(11)	Of the $649,602 received by Darren Pritchett, $636,064 relates to Residuals to which he was entitled to receive for the year ended March 31, 2009. See section 2(f) on page 31 of this Information Circular.

(12)	Excludes the fair market value of the long term retention RSGs (based on the TSX closing market price of Common Shares on March 31, 2011 of $15.48), awarded effective March 31, 2010 and which vested at March 31, 2011 for each of Messrs. Hartwick (25,000 RSGs: $387,000) and Gahn (15,000 RSGs: $232,200) and Ms. Summers 5,000 RSGs: $77,400)

Incentive Plan Awards — NEOs

Outstanding Share-based awards and option based awards.

The following table provides information for all awards outstanding at March 31, 2011.

	Option based awards				Common Share based awards
Name	Number of Common Shares underlying unexercised options	Option exercise price $	Option expiration date	Value of unexercised in-the-money options $	Number of Common Shares that have not vested(1) #	Market or payout value of Common Shares based awards that have not vested(2) $
Rebecca MacDonald	NIL	N/A	N/A	N/A	186,786	2,891,447
Ken Hartwick(1)	NIL	N/A	N/A	N/A	668,990	10,355,965
Beth Summers	NIL	N/A	N/A	N/A	161,317	2,497,187
Darren Pritchett	NIL	N/A	N/A	N/A	139,398	2,157,881
Scott Gahn	NIL	N/A	N/A	N/A	384,555	5,952,911

Notes:

(1)	Reflects number of unvested RSGs at March 31, 2011.

(2)	Reflects the market value based on the closing price of the Common Shares on the TSX on March 31, 2011 of $15.48.

Incentive Plan Awards — value vested or earned during the year.

The following table provides information relating to the value vested or earned with respect to incentive plan awards for the year ending March 31, 2011.

Name	Option based awards —Value vested during the year ($)	RSG based awards —Value vested during the year(1) ($)	Non equity incentive plan compensation — Value earned during the year
Rebecca MacDonald	NIL	1,178,802	1,932,461
Ken Hartwick	NIL	1,618,279	9,723,313
Beth Summers	NIL	194,413	844,186
Darren Pritchett	NIL	659,943	1,286,388
Scott Gahn	NIL	504,307	1,205,242

Note:

(1)	Reflects the market value of the RSGs that vested during the year ended March 31, 2011 based on the closing price of Shares on the TSX on the vesting date of $15.48 including all RSGs approved by the Compensation Committee on March 25, 2011, and approved by the Board on May 19, 2011 effective March 31, 2011.

Option Plan

The officers, full-time employees and service providers of and to the Corporation are eligible to participate in the Option Plan. On February 6, 2009, the Board of Directors adopted the policy that no further Options would be granted to Directors. Moreover, the Compensation Committee has no present plans to award Options to NEOs as part of its compensation arrangements. The purpose of the Option Plan is to provide eligible participants with financial rewards that will encourage ownership of Common Shares, enhance the Corporation’s ability to attract, retain and motivate key personnel and service providers and reward recipients for significant performance and cash flow growth of the Corporation. The Option Plan is administered by the Compensation Committee. The Compensation Committee has the power to, among other things: (i) determine those directors, officers, employees and service providers eligible to be granted Options; (ii) determine the number of Common Shares covered by each Option; (iii) determine the exercise price for each Option; and (iv) determine the time or times when Options will be granted and when they are exercisable and expire. The exercise price for any Option granted may not be less than the closing market price of the Common Shares on the TSX on the business day immediately preceding the day upon which the Option is granted. Except as otherwise provided in individual Option agreements approved by the Compensation Committee, Options granted under the Option Plan are non-transferable, non-assignable and expire five or ten years from their grant date. At March 31, 2011, 1,179,166 options were available for grant under the Option Plan (less than 1% of the outstanding Shares).

Under the Option Plan and applicable Option and employment agreements for the Named Executive Officers, all Options will automatically vest immediately: (i) prior to the occurrence of a “Change of Control” of the Corporation as defined under the heading “Employment Agreements — Named Executive Officers”; (ii) upon dismissal without cause or constructive dismissal; and (iii) in certain cases, at the end of the term of an employment agreement if a further employment agreement on no less favourable terms from a commercial standpoint is not made available or offered to certain employees of Just Energy or an affiliate thereof. The maximum number of Options currently available for issue under the Plan is 1,179,166. The Option Plan may not be amended without Shareholder approval and the consent of the TSX.

If before the expiry of an Option, a participant’s employment is terminated by reason of death, such Option may be exercised by the legal representatives of the estate of the participant at any time on or prior to the earlier of (i) the expiry date of such Option and (ii) the first anniversary of the date of death of the participant.

2010 Restricted Share Grant Plan

As described under “NEO Employment Agreements” and “Compensation Discussion and Analysis”, in lieu of granting Options under the Option Plan, a specified minimum percentage of the short-term discretionary bonuses and/or long-term targeted incentive bonuses to which NEOs and certain other employees of, and consultants to, Just Energy are entitled (individually an “RSG Grantee”), are payable in fully paid RSGs which vest at various dates (a “Vesting Date”), ranging from immediately on the grant date (the “Grant Date”) to 10 years from the Grant Date, providing that on applicable Vesting Dates the RSG Grantee continues to be an employee with or consultant to Just Energy or an affiliate thereof. The RSG Plan is an umbrella plan which governs: (a) RSGs previously granted to a RSG Grantee under employment agreements referred to under the heading “NEO Employment Agreements” (b) the grant of fully paid RSGs to employees of and consultants to Just Energy and its affiliates; and (c) the 900,000 fully paid long term retention RSGs granted to certain NEOs described under “Long Term Retention — Restricted Share Grants”. Fully paid RSG’s are, subject to vesting, exchangeable into fully paid Common Shares on a cumulative basis for up to 10 years from the Grant Date on the basis of one Common Share for each fully paid RSG. The number of fully paid RSGs to which an RSG Grantee is entitled is determined on the relevant Grant Date by dividing the specified percentage of the amount of the short-term discretionary bonus or long-term targeted incentive bonus to which such Grantee is entitled and/or elects to receive, and which is payable in fully paid RSGs, by the simple or weighted average of the closing market price of the Common Shares on the TSX for periods ranging between 10 and 30 days for RSGs granted prior to June 30, 2004, and, unless otherwise provided by the Compensation Committee and/or the Board of Directors, 20 days for all other RSGs, in each case, immediately prior to the Grant Date. In some cases, a fixed number of fully paid RSGs are granted to an employee in lieu of a cash bonus without reference to a simple average closing TSX price. Pending the exchange of fully paid RSGs for Common Shares, the RSG Grantee is entitled to receive monthly cash payments from Just Energy equal to the monthly dividends such Grantee would otherwise be entitled to receive if the RSGs were Common Shares, less any applicable withholdings or other tax. All outstanding RSGs, whether or not vested, automatically vest on the happening of certain events including: death, a change of control (other than long term retention RSGs), dismissal without cause or constructive dismissal and the inability, in certain circumstances, of Just Energy (or an affiliate thereof) and a NEO to settle upon a further employment arrangement at the end of term. RSGs do not carry the right to vote. The total number of Common Shares which may be made available to any RSG Grantee under the RSG Plan together with any Common Shares reserved for issuance under options or warrants for services and employee unit purchase plans or any other unit compensation arrangements to such RSG Grantee may not exceed 5% of the issued and outstanding Common Shares at the Grant Date.

The RSG Plan is administered by the Compensation Committee which has broad powers respecting the granting, vesting, term and allocation of RSGs and to interpret the RSG Plan. The aggregate number of RSGs which may be granted under the RSG Plan is currently limited to [two] million which, when issued and vested, are exchangeable, on a one for one basis, into an equal number of fully paid and non-assessable Common Shares.

The maximum number of RSGs currently issuable under the RSG Plan is 1,969,883. Without the approval of Shareholders, the RSG Plan may not be amended: (a) to increase the number of RSGs issuable under the Plan, (b) to expand the scope of an “Eligible Person” or (c) to extend the term of a RSG benefiting an insider of the Corporation. Subject to the terms of an employment agreement and to a resolution of the Compensation Committee, all rights to exchange a RSG for Common Shares expire upon a RSG Grantee ceasing to be an Eligible Person provided: (i) in the event of death, a RSG may be exercised by the legal representatives of the estate of the RSG Grantee prior to the earlier of: (A) the expiry of such RSG and (B) the first anniversary of the date of death of such RSG Grantee, (ii) in the event the employment of a RSG Grantee is terminated for reasons other than for cause or death, such RSG may be exchanged at any time prior to the earlier of: (A) the expiry date of such RSG and (B) the day that is three months following the date of termination of employment of the RSG Grantee.

The RSG Plan was introduced to replace the granting of Options to senior executives of Just Energy and its affiliates and to provide a mechanism to ensure that all or a significant portion of the short-term discretionary performance bonuses and/or long-term targeted incentive bonuses payable to senior officers (including the NEOs), are payable in fully paid RSGs in lieu of cash, thereby encouraging the RSG Grantee to continue in the long-term employment of the Corporation, while aligning their interests to those of Shareholders. The number of RSGs authorized to issue was increased by two million from three to five million at the June 29, 2010 AGM so that 1,969,883 RSGs are currently available for issue under the RSG Plan.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides additional information about the Corporation’s equity compensation plans approved by Shareholders at March 31, 2011:

Plan Category(1)	# of Common Shares Issuable upon the Exercise or Exchange of Outstanding	Weighted — Average Exercise Price of Outstanding:	# of Securities Available for Future Issuance under Plan (Excluding Common Shares in Column (a))
Option Plan	Options	Options	Shares
	135,000	$16.38	1,179,166
RSG Plan	RSGs	RSGs	RSGs
	3,390,481	$14.13	1,969,883
DSG Plan	DSGs	DSGs	DSGs
	108,268	$13.65	84,118

Note:

(1)	Each of the Option Plan, the RSG Plan and the DSG Plan were approved by Shareholders and each Plan is described in detail elsewhere in this Information Circular.

Just Energy Performance Graph

The following graph illustrates the Corporation’s cumulative Shareholder return, as measured by the closing price of the Units of the Fund at the end of the financial years March 31, 2005 to March 31, 2010 and the closing price of the Common Shares at March 31, 2011 assuming an initial investment of $100 and reinvestment of distributions and dividends, compared to the TSX Total Return Index and the S&P TSX Income Trust Total Return Index:

Fiscal Year	March 31, 2006	March 31, 2007	March 31, 2008	March 31, 2009	March 31, 2010	March 31, 2011
Just Energy Group Inc. (formerly Just Energy Income Fund)(1)	100	75	85	80	120	142
TSX Composite Total Return Index	100	111	116	78	111	134
TSX Capped Income Trust Return Index	100	92	102	67	108	150

Note:

(1)	The total return is calculated by assuming dividends (formerly distributions) are reinvested on the date the dividends were paid and the number of Common Shares issued pursuant to the special in-kind distributions was set on December 31, 2007.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Since the beginning of the most recently completed financial year of the Corporation, none of the current or former Directors, executive officers or employees of the Corporation or any of its subsidiaries, or any of the proposed Directors of Corporation, nor any of their associates or affiliates, is now or has been indebted to the Corporation, other than for routine indebtedness, nor is or has any indebtedness of any such person been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation.

CORPORATE GOVERNANCE

The Canadian Securities Administrators issued National Policy 58-201 entitled “Corporate Governance Guidelines” (“NP 58-201”) and National Instrument 58-101 entitled “Disclosure of Corporate Governance Practices” (“NI 58-101”) which apply to reporting issuers after June 30, 2005. Schedule A which is attached to this Information Circular details the corporate governance practices of the Corporation with reference to NP 58-201 and Form 58-101F1. Schedule B indicates other directorships of reporting issuers and/or their subsidiaries held by those persons nominated as Directors of the Corporation and the committees of such entities on which they serve and Schedule C sets forth the Mandate for the Board of Directors of the Corporation. The Corporation is in substantial compliance with NP 58-201.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, there were no material interests, direct or indirect, of Directors or executive officers of the Corporation, any securityholder who beneficially owns, directly or indirectly, or exercise control or direction over more than 10% of the outstanding Common Shares, or any other Informed Person (as defined in National Instrument 51-102) or any known associate or affiliate of such persons, in any transaction since the commencement of the last completed financial year of the Corporation or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

REGULATORY MATTERS AND BANKRUPTCIES AND INSOLVENCIES

Other than as set forth below, no nominee for Director of the Corporation is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director or executive officer of any company that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days, (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No nominee for Director of the Corporation has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed Director.

No proposed Director has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, nor has any proposed Director been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed Director.

John A. Brussa, a director of Corporation, was a director of Imperial Metals Limited, a corporation engaged in both oil and gas and mining operations, in the year prior to that corporation implementing a plan of arrangement under the Company Act (British Columbia) and under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) which resulted in the separation of its two businesses and the creation of two public corporations: Imperial Metals Corporation and IEI Energy Inc. (which became Rider Resources Ltd). The plan of arrangement was completed in April 2002.

The Hon. Gordon D. Giffin, a director of Corporation, was a director of Abitibi Bowater Inc. from October 29, 2007 until his resignation on January 22, 2010. In April 2009, AbitibiBowater Inc. and certain of its U.S. and Canadian subsidiaries filed voluntary petitions in the United States Bankruptcy Court for the District of Delaware for relief under the provisions of Chapter 11 and Chapter 15 of the United States Bankruptcy Code, as amended, and sought creditor protection under the CCAA with the Superior Court of Quebec in Canada.

INTERESTS OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

The Directors and officers of the Corporation and their respective associates, as a group, beneficially own, or exercise control or direction over, directly or indirectly, an aggregate of approximately 7,178,212 Common Shares of the Corporation) representing approximately 5.2% of the outstanding Common Shares of the Corporation. The Directors and officers of the Corporation are also entitled to receive, subject to vesting, an aggregate of 3,492,771 Common Shares pursuant to the RSG Plan, the Option Plan and the DSG Plan.

None of the principal holders of Common Shares of the Corporation or any director or officer of the Corporation or their respective subsidiaries, or any associate or affiliate of any of the foregoing persons, has or had any material interest, direct or indirect, in any transaction in the last three years or any proposed transaction that materially affected, or is reasonably expected to materially affect, the Corporation or any of their respective affiliates, except as disclosed in this Information Circular or in the documents incorporated herein by reference.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Financial information in respect of the Corporation and its affairs is provided in the Corporation’s annual audited comparative financial statements for the year ended March 31, 2011 and the related management’s discussion and analysis. Copies of the Corporation’s financial statements and related management discussion and analysis are available upon request from the Corporate Secretary, Just Energy Group Inc., 100 King Street West, Suite 2630, P.O. Box 355, Toronto, Ontario, M5X 1E1.

SCHEDULE A

CORPORATE GOVERNANCE COMPLIANCE TABLE

STATEMENT OF CORPORATE GOVERNANCE PRACTICES OF

JUST ENERGY GROUP INC. (THE “CORPORATION”),

NATIONAL INSTRUMENT 58-101 (“NI 58-101”)

FORM 58-101FI — CORPORATE GOVERNANCE DISCLOSURE(1)

GOVERNANCE DISCLOSURE
REQUIREMENT		COMPLIANCE	COMMENTS
1. BOARD OF DIRECTORS

(a)	Disclose the identity of the directors who are independent.	Yes	The five Board members who are independent pursuant to NI 58-101 are identified in the Table in Schedule B on pages B1 and B2 of this Information Circular.

(b)	Disclose the identity of the directors who are not independent, and describe the basis for that determination.	Yes	Four Board members are not independent pursuant to NI 58-101. Two of them are senior officers of the Corporation and two are partners at law firms to which the Corporation makes payments for legal services. They are identified in the Table in Schedule B of this Information Circular. See however section 7(b) of this Schedule A.

(c)	Disclose whether or not a majority of the directors are independent.	Yes	Five of the nine nominees proposed by management for election to the board and to be voted upon on an individual basis are independent under NI 58-101.

(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Yes	All directorships, if any, with other public entities for each of the nine directors proposed by management for election to the Board and to be voted upon on an individual basis and their committee representations are set out in the Table in Schedule B of this Information Circular.

(e)	Disclose whether or not the independent directors hold regularly scheduled meetings at which members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held during the preceding 12 months. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.	Yes	The independent directors of the Board and Board Committees meet without Management in attendance at every regularly scheduled meeting, including telephone conference call meetings. Board Committees meet with external consultants and professional advisors, without Management in attendance. The number of meetings without management in attendance held during fiscal 2011 were, as regards: (i) the Audit Committee — 6; (ii) the Compensation, Human Resources, Environmental Health and Safety, Committee — 4; (iii) the Nominating and Corporate Governance Committee — 3; (iv) the Risk Committee — 5; and (v) the board of directors — 6. All independent directors have an opportunity, through membership on one or more of the Board Committees (Audit; Compensation, Human Resources, Environmental, Health and Safety; Nominating and Corporate Governance; and Risk), to participate in discussions without Management and without the non-independent management directors in attendance.

(f)	Disclose whether or not the chair of the board is an independent director, disclose the identity of the independent chair, and describe his or her role and responsibilities.	No	Rebecca MacDonald, the Board Executive Chair is not independent under NI 58-101. Her responsibilities are set out in the Board Chair Position Description which is available on the Fund’s website at www.justenergy.com Mr. Segal, the Lead Director and Vice Chair of the Board is independent under NI 58-101. His responsibilities are set out in the Lead Director Position Description which is available

GOVERNANCE DISCLOSURE
REQUIREMENT	COMPLIANCE	COMMENTS
on the Corporation’s website at www.justenergy.com. The Lead Director’s responsibilities include the obligation to ensure that the Board discharges its responsibilities effectively and independently, in consultation with the four Board Committees. The Lead Director is Chair of the Nominating and Corporate Governance Committee and is a member of the Audit Committee, the Risk Committee and the Compensation, Human Resources, Environmental, Health and Safety Committee.

The Board have developed a policy on “Board Overboarding”. See note (2) page B2, Schedule B.
2. BOARD MANDATE

(a) Disclose the text of the board’s written mandate.	Yes	The Board’s Charter is included in Schedule C to this Information Circular. A Mandate for the individual directors is available at the Corporation’s website at www.justenergy.com.

The Board has approved a strategic planning process and annually reviews and approves the strategic plan, which takes into account, among other things, the opportunities and risks of the business, the competitive environment, pricing risks, hedging and other strategic issues. All of the above referenced risks and strategic issues are reviewed at each Audit Committee or Risk Committee and at each Board meeting.

Based on the recommendation of the Risk Committee, the Board of the Corporation has adopted a Risk Management Policy and Risk Management Procedures. The Corporate Risk Officer reports to the Risk Committee at each meeting with respect to compliance by the Corporation with the above Policies which are available on the Corporation’s website at www.justenergy.com.

The Audit and Risk Committees identify and report regularly to the Board on the Corporation’s major financial and operating risks and review policies and practices, including the Risk Management Policy, the Risk Management Procedures and Credit Policy and hedging to manage the risks.
3. POSITION DESCRIPTIONS

(a) Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee.	Yes	The Position Descriptions for the Board Chair, the Lead Director and Vice Chair of the Board and each individual Committee Chair are available on the Corporation’s website at www.justenergy.com

(b) Disclose whether or not the board and CEO have developed a written position description for the CEO.	Yes	The CEO’s Position Description, which has been approved by the Corporation’s Board, is available on the Corporation’s website at www.justenergy.com

(c) Disclose whether or not the Audit Committee and CEO have developed a written position description for the CFO.	Yes	The CFO’s Position Description is available on the Corporation’s website at www.justenergy.com

GOVERNANCE DISCLOSURE REQUIREMENT	COMPLIANCE	COMMENTS
4. ORIENTATION AND CONTINUING EDUCATION

(a)    Briefly describe what measures the board takes to orient new members regarding:

(i)     the role of the board, its committees and its directors, and

(ii)    the nature and operation of the issuer’s business.

Yes

While the Corporation has not established a formal orientation program for new directors, each new director is provided an opportunity to meet with the Executive Chair, Chief Executive Officer and the Lead Director and Vice Chair of the Board and is provided with information about the Corporation including: minutes of all Board and Committee meetings for the past year, the Corporation’s current disclosure documents, information on the role of the Board and each of its Committees; corporate and industry information; copies of all policies of the Corporation (i.e., Code of Conduct, Confidentiality, Trading), and, the contribution individual directors are expected to make.

Specific information is provided on operations, the strategic plan, risk and risk management, governance, integrity and corporate values. New directors are provided with copies of the Corporation’s continuous disclosure documents filed for a period of two years prior to their appointment or election.

(b) Briefly describe what measures, if any, the board takes to provide continuing education for its directors.	Yes

Presentations are made to the Board from time to time to educate and keep them informed of changes within the Corporation and in regulatory and industry requirements and standards. Specific information is provided on risks, commodity pricing, supply and demand and the current business and commercial environment. The Nominating and Corporate Governance Committee has the specific responsibility to review information on available educational opportunities and ensures directors are aware of those opportunities. The Corporation will pay for director education. Outside counsel have also reviewed with the directors their fiduciary, statutory and regulatory duties and responsibilities both as members of the Board and Board Committees.

5. ETHICAL BUSINESS CONDUCT

Disclose whether or not the board has adopted a written code for its directors, officers and employees. If the board has adopted a written code:	Yes	The Board has adopted a Code of Business Conduct and Ethics Policy for its directors, officers and employees. The Board has also adopted a Whistleblower Policy.

(i) disclose how an interested party may obtain a copy of the written code;	Yes	The Code of Business Conduct and Ethics Policy and the Whistleblower Policy are available on the Corporation’s website at www.justenergy.com have been filed on SEDAR and are available on request to the Corporate Secretary of the Corporation.

(ii) describe how the board monitors compliance with its code; and	Yes	The Board, through the office of the Corporation’s Legal Department and the Risk Management Group monitors compliance with the Code of Business Conduct and Ethics Policy. All Directors and employees above the director level are required to review the Policy annually and confirm compliance. The Chair of the Audit Committee monitors compliance with the Corporation’s Whistleblower Policy.

GOVERNANCE DISCLOSURE
REQUIREMENT	COMPLIANCE	COMMENTS

(iii)  provide a cross reference to any material change reports(s) filed within the preceding 12 months that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

	Yes	The Board has not granted any waiver of the Code of Business Conduct and Ethics Policy in favour of a director or executive officer during the past 12 months and for all of calendar 2010. Accordingly, no material change report has been required or filed.

(b)    Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Yes

The Executive Chair of the Board with the Lead Director and Vice Chair of the Board and the Chief Executive Officer and Committee Chairs set the agenda for all meetings of the Board and each Committee thereof. They identify all transactions in respect of which a Director or executive officer may have a material interest and consult with outside counsel to ensure that the approval of any such transaction is in compliance with applicable corporate and securities rules and policies. Independent valuations and reports are obtained and any Director who may have a material interest in any such transaction is required to disclose his interest and to refrain from voting on the matter.

(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	Yes	The Senior Vice President Corporate Risk Officer and Secretary to the Board and Board Committees regularly review the Corporation’s Code of Business Conduct and Ethics Policy with all senior executives, members of middle management and the Directors to ensure all such persons are compliant with the Code on an annual basis. In addition, an annual certification is undertaken by all employees as to their knowledge of and compliance with Codes and other corporate policies.

6. NOMINATION OF DIRECTORS

(a) Describe the process by which the board identifies new candidates for board nomination.	Yes	The Board has appointed a Nominating and Corporate Governance Committee with responsibility with assistance from the Lead Director, for the identification of new candidates for recommendation to the Board. The Nominating and Corporate Governance Committee annually reviews performance evaluations and conducts a peer evaluation review which includes a skills matrix completed by all directors. The matrix sets out the various skills and areas of expertise determined to be essential to ensure appropriate strategic direction and is used to assist in recruiting persons to join the Board.

(b)    Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

	Yes	The Nominating and Corporate Governance Committee is comprised of three directors, all of whom have been affirmatively determined by the Board to be independent pursuant to NI 58-101.

(c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	Yes	The Nominating and Corporate Governance Committee Mandate is available on the Corporation’s website at www.justenergy.com and a report on the activities of the Committee is described in section 9 of this Schedule on page A-6 of this Information Circular.

GOVERNANCE DISCLOSURE REQUIREMENT	COMPLIANCE	COMMENTS
7. COMPENSATION

(a) Describe the process by which the board determines the compensation for your company’s directors and officers.	Yes	The Board has appointed a Compensation, Human Resources, Environmental Health and Safety, Committee with responsibility for recommending compensation for the Corporation’s directors and officers to the Board and to monitor compliance by the Corporation and its Affiliates with Environmental, Health and Safety laws, rules and regulations pursuant to EHS Policy Guidelines approved by the Committee and the Board. The Executive Chair and the CEO’s compensation are approved by the independent directors of the Board based on the recommendation of the Compensation, Human Resources, Environmental Health and Safety Committee. The Board has retained the services of an outside independent compensation firm to comment and advise on the Corporation’s approach to compensation and the compensation paid to the Named Executive Officers. See page 16 of this Information Circular. To align the interests of directors to those of shareholders, the Directors and shareholders approved the Directors’ Share Grant Plan in June of 2010 which requires the directors to receive $ 15,000 of their annual retainer in Deferred Share Grants of the Corporation and enables the directors to elect to receive all or a portion of their remaining compensation in the form of Deferred Share Grants and/or common shares of Corporation. For information about the compensation paid to directors for the year ending March 31, 2011 see “Directors Compensation Table” on page 17 of this Information Circular and note (6) on page 11 of this Information Circular.

(b)      Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

	Yes	The Compensation, Human Resources, Environmental Health and Safety Committees, is comprised of three directors, all of whom have been affirmatively determined by the Board to be independent pursuant to NI 58-101. The Board has determined that the payment of legal fees to firms which serve as general outside counsel to the Corporation or outside counsel on matters relating to material transactions and where one of its directors is a partner has not and should not affect or compromise the ability of the director to act independently and where matters requiring a vote of the full board relate to issues on which the Corporation has received advice from the related law firm, the director partner declares his interest and refrains from voting on the matter. Accordingly, each of Messrs. Giffin and Brussa serve as non voting members of the Committee.

(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	Yes	The Compensation, Human Resources, Environmental Health and Safety Committee Mandate is available on the Corporation’s website at www.justenergy.com and a discussion and analysis of the compensation paid to the Named Executive Officers for which the Committee has significant responsibility begins on page 20 of this Information Circular.

GOVERNANCE DISCLOSURE REQUIREMENT	COMPLIANCE	COMMENTS
8. OTHER BOARD COMMITTEES

(a) If the board has standing committees other than the Audit, Compensation and Nominating Committees, identify the committees and describe their function.	Yes	The Board has established a standing Risk Committee whose function is discussed below. There are no other additional standing Board Committees. The Compensation, Human Resources, Environmental, Health and Safety Committee has, in addition to compensation responsibilities, obligations to deal with human resource and personnel matters and as discussed above matters relating to Environmental, Health and Safety. The Nominating and Corporate Governance Committee has, in addition to Nominating responsibilities, the obligation to establish and review the Corporation’s Corporate Governance structure including compliance with NI 58-101. The Mandate and Chair Position Description for the Risk Committee is available on the Corporation’s website at www.justenergy.com. Generally speaking the functions of the Risk Committee, which consists of four outside directors (three of whom are independent), is to be satisfied that management of the Corporation and each affiliate has implemented effective systems to identify significant risks of the business and changes to these risks and to review regularly the adequacy of and compliance with the Risk Management Policy and Risk Procedures to assist the Board in fulfilling its oversight responsibilities and to review reports from the internal auditor on these matters.

9. ASSESSMENTS

(a)      Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments.

Yes

The Nominating and Corporate Governance Committee conducts a full evaluation of the effectiveness and performance of the Board, all Board Committees and members thereof and individual directors annually. The evaluation also includes self-evaluations and a peer performance evaluation pursuant to which each director evaluates the performance of each of his or her board colleagues. The evaluation consists of: (i) a director’s questionnaire and (ii) a peer evaluation questionnaire, the results of which are tabulated and analyzed through the Lead Director and the Chair of the Nominating and Corporate Governance Committee. Results of the questionnaire are presented to the Nominating and Corporate Governance Committee and the Board and the results of the peer evaluation are reviewed, as necessary and appropriate, by the Lead Director with each of the individual directors.

The most recent annual director questionnaire and director peer evaluation showed that the Board, the Board Committees, Board Executive Chair, the Lead Director and Committee Chairs and individual directors were effectively fulfilling their responsibilities.

10. OTHER		The Board have developed a “Policy on Engagement with Shareholders on Governance” which requires the Corporation to conduct on an annual basis a “Say on Pay” vote by its shareholders. See Schedule D and page D-1 of this Information Circular.

Note:

(1)	All of the Corporation’s corporate governance policies, committee mandates, including: its Code of Business Conduct and Ethics Policy, its Policy on Insider Trading, Disclosure and Confidentiality, its Whistleblower Policy, the terms of reference and chair positions for each of its Audit Committee, its Compensation, Human Resources, Environmental Health and Safety Committee, its Nominating and Corporate Governance Committee and the Risk Committee, the board of director mandate and the position description for individual directors and position descriptions for its Executive Chair, the Lead Director, Chief Executive Officer and Chief Financial Officer are published on the Corporation’s website at www.justenergy.com.

SCHEDULE B

OTHER PUBLIC COMPANY DIRECTORSHIPS AND COMMITTEE APPOINTMENTS

The following table indicates whether a director or a nominee director is independent or not pursuant to National Instrument 58-101 and lists other public company directorships and committee appointments.

Director	Other Public Company Directorships	Committee Appointments
LIST OF FOUR NON-INDEPENDENT DIRECTORS

Rebecca MacDonald	None	None

Ken M. Hartwick	Atlantic Power Corporation	Audit Committee Compensation Committee

John A. Brussa(1)	Baytex Energy Corp.	Reserves, Compensation, Corporate Governance

	Calmena Energy Services Inc.	Governance, Compensation, Audit (Special)

	Chinook Energy Inc.	Compensation, Nominating, Corporate Governance

	Crew Energy Inc.	Chairman of the Board, Corporate Governance, Compensation, Reserves

	Deans Knight Income Corporation	Compensation

	Enseco Energy Services Corp.	No Committees

	Galleon Energy Inc.	No Committees

	Just Energy Group Inc.	Risk, Compensation and Human Resources, Corporate Governance

	Midway Energy Ltd. (formerly Trafalgar Energy Ltd.)	Corporate Governance, Compensation

	North American Energy Partners Inc.	Corporate Governance, Compensation

	Penn West Petroleum Ltd.	Chairman of the Board

	Pinecrest Energy Inc.	Chairman of the Board, Reserves, Corporate Governance, Compensation & Nomination

	Progress Energy Resources Corp.	Compensation, Technical Services

	RMP Energy Inc. (formerly Orleans	Compensation

Energy Ltd.)

	Storm Resources Ltd.	Compenation, Nomination, Governance

	Twin Butte Energy Ltd.	No Committees

	WestFire Energy Ltd.	Compensation

	Yoho Resources Inc.	Compensation

Gordon D. Giffin(1)	Canadian Imperial Bank of Commerce	Management Resources and Compensation

	Canadian National Railway Company	Environment and Safety Finance Human Resources

	Canadian Natural Resources Limited	Audit Governance and Nominating

	TransAlta Corporation	Governance and Nominating

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Director	Other Public Company Directorships	Committee Appointments
LIST OF FIVE INDEPENDENT DIRECTORS(2)

Brian R.D. Smith	Viridis Energy Inc.	Compensation Corporate Governance Management Review

	Stealth Energy Inc.	Compensation

Michael Kirby	Extendicare	Corporate Governance Human Resources (Chair) Quality Standards

	Indigo Books & Music Inc.	Audit (Chair) Corporate Governance (Chair) Human Resources

	MDC Partners Inc.	Corporate Governance Audit Committee Human Resources

	The Bank of Nova Scotia	Audit (Chair) Executive

	Immunovacine Inc.	Chair of Board

Hugh D. Segal	SNC Lavalin Inc.	Health, Safety and Environment Human Resources

	Sun Life Financial Inc.	Governance and Conduct Review Investment Oversight

R. Roy McMurtry	None	None

B. Bruce Gibson	None	None

Notes:

(1)	Mr. John A. Brussa, a director of Just Energy, is a partner of the law firm of Burnet, Duckworth & Palmer LLP, which firm serves as general outside counsel to Just Energy and receives fees for legal services rendered to Just Energy and its operating entities. Gordon Giffin, a director of Just Energy, is a partner of the law firm of McKenna, Long & Aldridge, which firm acts as outside counsel to Just Energy on several corporate and litigation matters which firm receives fees for legal services rendered to Just Energy and its operating subsidiaries in the United States.

(2)	The Directors of the Corporation recognize that the participation of a person as a director on a board of a publicly listed entity and as a member of one or more committees requires a significant time commitment to enable a director to carry out the fiduciary, statutory and other obligations imposed upon directors under applicable law, regulation and policy. As a matter of good corporate governance practice the directors of Just Energy accept the principle that as a practical business matter to ensure directors have sufficient time to make meaningful decisions involving independent judgment, it is prudent to provide guidance regarding the total number of public boards of directors on which directors of Just Energy should serve also recognizing that a guideline should not constrain or restrict the ability to attract persons as directors who, in exceptional circumstances, based on their experience and expertise, are in a position to uniquely contribute to the deliberations of the board of Just Energy. Accordingly the Directors of concluded that the application of any constraint or restriction should be left to the judgment of the full Board on the basis the Board should always be in a position to grant exemptions from a guideline based on the expertise, experience and other factors deemed appropriate.

On August 12, 2010 the Board of Just Energy approved the following guidelines:

1.	As a guideline, persons who are directors of Just Energy, should not, as a principle of good corporate governance, serve on the boards of more than six publicly listed entities.

2.	The board of Just Energy, based on the recommendation of the Nominating and Corporate Governance Committee, after consideration of all of the circumstances, may determine, annually, prior to the election of directors, to waive the guideline for any current or prospective director of Just Energy who may not meet the guideline but who, in exceptional circumstances, i.e., unique experience and expertise, should not be constrained or restricted from serving on the Just Energy board.

As indicated on page 6 of the Information Circular the Governance Committee has waived the application of the Guideline for John Brussa.

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SCHEDULE C

JUST ENERGY GROUP INC. — BOARD MANDATE

The Board of Directors of Just Energy

(“Just Energy”) Board Mandate

— Supervising the Management of the Business and Affairs of Just Energy —

Our Main Responsibilities

We provide the supervision necessary for:

1.	Disclosure of Reliable and Timely Information to Shareholders — the Shareholders depend on us to get them accurate and relevant information.

2.	Approval of Strategy and Major Policy Decisions of Just Energy — we must understand and approve where Just Energy is going, be kept current on its progress towards those objectives and be part of and approve any major decisions.

3.	Evaluation, Compensation and Succession for Key Management Roles — we must be sure that the key roles have the right people, that they are monitored and evaluated by us and that they are appropriately compensated to encourage Just Energy’s long-term success.

4.	Oversight of the Management of Risks and the Implementation of Internal Controls — we must be satisfied that the assets of Just Energy are protected and that there are sufficient internal checks and balances.

5.	Effective Board Governance — to excel in our duties we need to be functioning properly as a Board —strong members with the right skills and the right information and generally to be responsible for the development of Just Energy approach to corporate governance.

Independence is Key

The Board of Directors understands that we must be independent of the management of Just Energy. To enhance our independence we have implemented the following:

–	A majority of the members of the Board are independent

–	All Committees are composed solely of non-management directors

–	The Board and its Committees can meet independently of management at any time

–	The Board and its Committees can hire their own independent advisors

–	An independent lead Director with a clear mandate provides leadership for the independent directors

–	A policy requires all Directors to hold deferred share grants or shares as part of the Board retainer

–	The provision of high-quality information for Directors — orientation for new directors, meaningful presentations, access to management and sufficient time to review material

We know independence requires more — it requires preparation for meetings, understanding the issues, strength, commitment, integrity and an inquiring mind.

Our Composition

Our number shall be as provided for in accordance with Just Energy’s By-laws from time to time and shall comply with the rules of board composition established by the Nominating and Corporate Governance committee of Just Energy. Each director shall possess the qualities set out in the Position Description for Directors and the Position Descriptions for Directors in their role as Chair of each Board Committee.

We will create Committees from time to time and will delegate certain functions to them. Each of these Committees has a written Mandate. These Mandates are reviewed on a regular basis and are updated and amended as often as needed to respond to the evolving regulatory and market environment in which Just Energy operates.

Independent Functioning of Board and Committees

The Board is responsible for establishing the appropriate procedures to ensure that the Board, Committees and individual Directors can function independently of management to the extent considered necessary or desirable by Directors. The Board can retain independent professionals. Each Committee can retain and terminate independent professionals and each has the sole authority to approve all fees payable to an Independent professional. Any Director can retain an independent professional with the prior approval of the Nominating and Corporate Governance Committee. Each Committee and the Board can conduct all or part of any meeting in the absence of management, and it is the Board’s policy to include such a session on the agenda of each regularly scheduled Board meeting.

Each Committee chair can also require the Corporate Secretary to convene a meeting of the Board or a Committee to be held in the absence of management or to reserve an agenda item at any Board or Committee meeting for business to be conducted in the absence of management. Each Director can request such a meeting or reserved agenda item by contacting a Committee Chair.

Meetings

The Board meets a minimum of four times per year. For regularly scheduled meetings, an agenda for each Board meeting and other documents for consideration are sent by courier to all Directors about one week in advance of each meeting. For special meetings of the Board, best efforts are made to distribute materials to the Directors as far in advance as practicable. A complete Board package, which includes all material for the meeting, is provided to each Director prior to the commencement of each meeting.

Specific Duties and Responsibilities

The Board has the following specific duties and responsibilities, which may be delegated to Committees of the Board, in whole or in part, with ongoing reporting by the Committees to the Board:

Strategic Planning

The Board is responsible for the strategy and fundamental goals of Just Energy for all aspects of its undertaking. This responsibility includes the adoption of a strategic planning process; convening annually a strategic planning meeting involving the Board and executive management, approving strategic plans, which take into account, among other things, the major opportunities and risks of Just Energy; and overseeing the implementation of strategic plans and monitoring performance against such plans. This responsibility also includes reviewing and approving all major strategy and policy recommendations including the financial plan and approving operating budgets, and specific requests for major acquisitions.

Risk Management

The Board is responsible for ensuring that the appropriate policies and procedures are in place to protect the assets and commodity hedging policies of Just Energy and assure its viable future. The Board is also responsible for identifying the principal risks of all aspects of Just Energy’ business and ensuring the implementation of appropriate systems to manage these risks.

Internal Controls and Management Information Systems

The Board is responsible for overseeing and monitoring the integrity of Just Energy’ internal controls and procedures, management information systems and audit procedures, and overseeing the appropriate operation of Energy Savings including compliance with all applicable legal and regulatory requirements through financial and other management information systems, and appropriate inspection, compliance and control systems. The Board is responsible for ensuring that financial reporting and financial control systems are adequate and operating, and approving the quality and sufficiency of information provided to the Directors.

Communications Policy

The Board is responsible for establishing a communications policy for Just Energy and overseeing the maintenance of effective unitholder and stakeholder relations through Just Energys’ communications policy and programs so that accurate and timely material information is disseminated to and feedback is accommodated from shareholders.

Director Orientation and Assessment

The Board is responsible for ensuring there is an appropriate, formal orientation program for new directors and for assessing the effectiveness and contribution of the Board, Committees and all Directors annually. The Board is also responsible to ensure that the Directors have the necessary financial, energy, marketing, regulatory, human resource and compensation expertise.

Evaluation, Compensation and Succession Planning

The Board is responsible for overseeing the effective operation of Just Energy by appointing, assessing performance of, compensating, disciplining and succession planning for all senior Just Energy officers. The Board is responsible for ensuring the senior management team has the appropriate qualities and competencies to meet the expectations set by the Board. The Board is responsible for approving the compensation of the senior management team and the compensation policies of Just Energy, including reviewing the adequacy and form of compensation of directors. The board is responsible for developing a position description for the Board members, the Executive Chair, the Chief Executive Officer, the Chief Financial Officer, the Lead Director, the Vice Chair, the Corporate Secretary and the Chair of each Board Committee which, together with other Board approved policies and practices, should provide for a definition of the limits to management’s responsibilities. The Board is responsible for approving the objectives of Just Energy to be met by the Chief Executive Officer.

General

The Board is responsible for monitoring the effectiveness of Just Energy’s’ corporate governance practices and approving any necessary changes, as required. The Board is responsible for establishing general Just Energy policies and performing other tasks required by law. The Board is also responsible for ensuring compliance with and monitoring all policies approved by the Board including (i) the Code of Business Conduct and Ethics Policy and (ii) the Policy on Insider Trading, Communications and Confidentiality.

(Adopted by the Board on November 17, 2010)

SCHEDULE D

POLICY ON ENGAGEMENT WITH SHAREHOLDERS ON GOVERNANCE

Policy of the board of Directors of Just Energy Group Inc. (“JEGI”)

Engagement With Shareholders on Governance Matters

The Board believes that it is important to have regular and constructive engagement directly with its Shareholders to discuss governance issues of importance to Shareholders and to allow and encourage Shareholders to express their views on governance matters directly to the Board outside of the of the annual meeting. These discussions are intended for the Board to be able to listen to its Shareholders and to explain to them otherwise publicly available material information, and will be subject to JEGI complying with its obligation not to make selective disclosure of a material fact or material change.

In order to allow Shareholders to provide timely and meaningful feedback to the Board, the board will develop practices to increase engagement with all of its Shareholders as is appropriate for its Shareholder base and size. Examples of engagement include meeting with JEGI’s larger Shareholders and organizations representing a number of Shareholders and establishing methods of hearing from smaller Shareholder engagement practices in other jurisdictions as they develop, such as asking specific questions as a part of the proxy process, undertaking investor surveys and using web-based tools that allow Shareholders to provide feedback and/or ask questions of the Board.

Compensation Disclosure To Shareholders By The Board

JEGI is required by s.9.3.1 of National Instrument 51-102 Continuous Disclosure Obligations to provide Shareholders with the information stipulated in Form 51-102F6 on executive compensation.

It is the policy of the Board that the executive compensation information will be in two parts. First, the information required to be disclosed by Form 51-102F6 will, as indicated, be contained in the management information circular of JEGI for its annual meeting as a report to Shareholders from JEGI.

Second, the Compensation, Human Resources, Environmental, Health and Safety Committee of the Board, on behalf of the entire Board of Directors (as compensation is ultimately a core responsibility of the entire Board), will, in its report to Shareholders in the management information circular discuss the key strategic objectives of JEGI and how the executive compensation plan is designed to motivate management to achieve them. While the compensation discussion and analysis disclosure primarily provides information relating to the most recently completed financial year, the Committee’s report will also describe the approach to compensation for subsequent financial year(s), highlighting any changes made to the prior year’s compensation plan and instances where and why discretion was exercised by the Board in the prior year, along with explanations for these decisions.

The Committee’s report, together with the compensation discussion and analysis, is intended to provide Shareholders with the information needed to understand the goals the Board is trying to achieve with its compensation policies and to understand the rationale for the compensation awards and arrangements. The compensation disclosure provided to Shareholders should be complete, clear and understandable and sufficient detail will be given to Shareholders to assist them in forming a reasoned judgment about JEGI’s approach to compensation.

Advisory “Say on Pay” Vote

The Board believes that Shareholders should have the opportunity to fully understand the objectives, philosophy and principles the Board has used in its approach to executive compensation decisions and to have an advisory vote on the Board’s approach to executive compensation.

Purpose of “Say on Pay” Advisory Vote

The purpose of the “Say on Pay” advisory vote is to provide appropriate Director accountability to the Shareholders of JEGI for the Board’s compensation decisions by giving Shareholders a formal opportunity to provide their views on the disclosed objectives of the executive compensation plans, and on the plans themselves, for the past, current and future fiscal years.

D-1

While Shareholders will provide their collective advisory vote, the Directors of JEGI remain fully responsible for their compensation decisions and are not relieved of these responsibilities by a positive advisory vote by Shareholders.

Form of Resolution

Commencing in 2012 the management information circular distributed in advance of each annual meeting of Shareholders will ask Shareholders to consider an annual non-binding advisory resolution substantially in the following form:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors that the Shareholders accept the approach to executive compensation disclosed in the Corporation’s information circular delivered in advance of the 2011 annual meeting of Shareholders.

Approval of the above resolution will require an affirmative vote of a majority of the votes cast at the annual meeting of Shareholders.

Results of Advisory “Say on Pay” Vote

As this is an advisory vote, the results will not be binding upon the Board. However, the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions and in determining whether there is a need to significantly increase their engagement with Shareholders on compensation and related matters.

JEGI will disclose the results of the Shareholder advisory vote as a part of its report on voting results for the meeting.

In the event that a significant number of Shareholders oppose the resolution, the Board will consult with its Shareholders (particularly those who are known to have voted against it) to understand their concerns and will review JEGI’s approach to compensation in the context of those concerns. Shareholders who have voted against the resolution will be encouraged to contact the Board to discuss their specific concerns.

The Board will disclose to Shareholders as soon as is practicable, and no later than in the management proxy circular for its next annual meeting, a summary of the comments received from Shareholders in the engagement process and the changes to the compensation plans made or to be made by the board (or why no changes will be made).

Annual Review of This Policy

The Board recognizes that Shareholder engagement and “Say on Pay” are evolving areas in Canada and globally, and will review this policy annually to ensure that it is effective in achieving its objectives.

This Policy approved by the Board on November 17, 2010.

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